

2020

Proxy Statement & Notice of Annual Meeting

February 3, 2021
Dublin, Ireland

accenture

Summary of Contents

Dear Fellow Shareholder:

Accenture plc's 2021 annual general meeting of shareholders will be held at 3:00 pm local time on Wednesday, February 3, 2021 at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland. In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the annual general meeting.

The attached notice of the 2021 annual general meeting of shareholders and proxy statement provide important information about the meeting and will serve as your guide to the business to be conducted at the meeting. Your vote is very important to us. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy. The Board of Directors recommends that you vote "FOR" each of the proposals as listed on the attached notice.

You may submit your proxy either over the telephone or the Internet. In addition, if you have requested or received a paper copy of the proxy materials, you can vote by marking, signing, dating and returning the proxy card or voter instruction form sent to you in the envelope accompanying the proxy materials.

Accenture is monitoring COVID-19 developments and other circumstances, as well as guidance issued by relevant health organizations. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time, location or format of the meeting, we will announce our decision by press release and post additional information on the Investor Relations section of our website (http://investor.accenture.com).

Thank you for your continued support.

Sincerely,



David Rowland
Executive Chairman

December 10, 2020

Notice of Annual General Meeting of Shareholders

Date
Wednesday, February 3, 2021

Time
3:00 pm local time

Place
The Dock, 7 Hanover Quay
Grand Canal Dock, Dublin 2, Ireland

Record Date
December 7, 2020

Availability of Materials
The proxy statement, our Annual Report for the fiscal year ended August 31, 2020 and our Irish financial statements are available at www.proxyvote.com

Your vote is important

To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

Internet
Online at
www.proxyvote.com



Telephone
Call **1 (800) 690-6903**



Mail
Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope



QR Code
Scan this QR code. Additional software may be required for scanning



Items of Business

1. By separate resolutions appoint the 12 director nominees described in the proxy statement

2. Approve, in a non-binding vote, the compensation of our named executive officers

3. Ratify, in a non-binding vote, the appointment of KPMG LLP ("KPMG") as independent auditors of Accenture plc (the "Company") and to authorize, in a binding vote, the Audit Committee of the Board of Directors (the "Board") to determine KPMG's remuneration

Annual Irish Law Proposals:

4. Grant the Board the authority to issue shares under Irish law

5. Grant the Board the authority to opt-out of pre-emption rights under Irish law

6. Determine the price range at which the Company can re-allot shares that it acquires as treasury shares under Irish law

The Board recommends that you vote "FOR" each director nominee included in Proposal 1 and "FOR" each of the other proposals. The full text of these proposals is set forth in the accompanying proxy statement. Registered shareholders of the Company at the close of business on the record date are eligible to vote at the meeting.

During the meeting, management will also present, and the auditors will report to shareholders on, our Irish financial statements for the fiscal year ended August 31, 2020.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under "Questions and Answers about the Annual Meeting" on page 70 of the proxy statement.

By order of the Board of Directors,

Joel Unruch

Joel Unruch
General Counsel and Corporate Secretary
December 10, 2020

In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the Annual Meeting and not to attend the Annual Meeting in person. Shareholders can vote their shares by proxy in advance of the Annual Meeting by using one of the options set forth in the accompanying proxy statement. Due to the health risks posed by the COVID-19 pandemic, the members of our Board and senior management do not intend to be physically present at our Annual Meeting in Ireland and will instead be participating remotely. The Company is monitoring COVID-19 developments and other circumstances, as well as guidance issued by relevant health organizations. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time, location or format of the meeting, we will announce our decision by press release and post additional information on the Investor Relations section of our website (http://investor.accenture.com). Furthermore, to promote the health and safety of attendees, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks. If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

Proxy Summary

This Proxy Statement Summary highlights information contained elsewhere in this proxy statement, which is first being sent or made available to shareholders on or about December 10, 2020. This summary does not contain all of the information you should consider, so please read the entire proxy statement carefully before voting.

Matters to be voted upon

The following table summarizes the proposals to be voted upon at the 2021 Annual General Meeting of Shareholders to be held on February 3, 2021 (the "Annual Meeting") and the Board's voting recommendations with respect to each proposal.

Proposals	Required Approval	Board Recommendation	Page Reference
1. Appointment of Directors	Majority of Votes Cast	**FOR each nominee**	**17**
2. Advisory Vote to Approve Executive Compensation	Majority of Votes Cast	**FOR**	**32**
3. Ratify the Appointment and Approve Remuneration of Auditors	Majority of Votes Cast	**FOR**	**64**
4. Grant Board Authority to Issue Shares	Majority of Votes Cast	**FOR**	**66**
5. Grant Board Authority to Opt-Out of Pre-emption Rights	75% of Votes Cast	**FOR**	**67**
6. Determine Price Range for the Re-Allotment of Treasury Shares	75% of Votes Cast	**FOR**	**69**

Corporate Governance Highlights

Accenture (the "Company") has a history of strong corporate governance. The Company believes good governance is critical to achieving long-term shareholder value. We are committed to governance practices and policies that serve the long-term interests of the Company and its shareholders. The following table summarizes certain highlights of our corporate governance practices and policies:

Our practices



- Annual election of directors
- 100% independent Board committees
- Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting
- 10 of our 12 director nominees are independent
- Strong independent Lead Director, elected by the independent directors
- Annual Board, committee and individual director evaluations and self-assessments
- Active shareholder engagement
- Proxy access right

- Regular executive sessions, where independent directors meet without management, including the executive chairman, present
- Robust director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, skills and tenure
- Policy on political contributions and lobbying
- Board takes active role in Board succession planning and is committed to Board refreshment
- Active Board oversight of strategy, risk management and environmental, social and governance ("ESG") initiatives

Snapshot of Director Nominees

Our director nominees exhibit a mix of skills, experience, diversity and perspectives:

Board Diversity

Gender



42% Women — 5 Women

Race and Ethnicity



50% Racially and Ethnically Diverse — 1 Hispanic, 2 African American, 3 Asian

Global



50% Born Outside U.S. — 1 South America, 2 Europe, 3 Asia

Director Skills

 **Senior Leadership Experience**  **Global Expertise**  **Public Company Board Experience**  **Financial Expertise**  **Innovation and Technology**  **Investment Expertise**

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships	Other Public Company Boards
Jaime Ardila	65	2013	Retired Executive Vice President and President, South America, General Motors	●	● Audit ● Finance (C)	2
Herbert Hainer	66	2016	President & Chairman of the Supervisory Board, FC Bayern München AG	●	● Compensation ● Finance	1
Nancy McKinstry	61	2016	CEO & Chairman of the Executive Board, Wolters Kluwer N.V.	●	● Compensation (C) ● Nominating & Governance	1
Beth E. Mooney [1]	65	Nominee	Retired Chairman and Chief Executive Officer, KeyCorp	●	○ Finance	2
Gilles C. Pélisson [2]	63	2012	Chairman & CEO, TF1 Group	●	● Nominating & Governance	1
Paula A. Price	59	2014	Former CFO, Macy's, Inc.	●	● Audit (C) ● Compensation	3
Venkata (Murthy) Renduchintala	55	2018	Former Chief Engineering Officer, Intel Corporation	●	● Audit	—
David Rowland	59	2019	Executive Chairman, Accenture plc	—	—	—
Arun Sarin [3]	66	2015	Retired CEO, Vodafone Group plc	●	● Compensation ● Nominating & Governance (C)	3
Julie Sweet	53	2019	CEO, Accenture plc	—	—	—
Frank K. Tang	52	2014	Chairman & CEO, FountainVest Partners	●	● Finance	—
Tracey T. Travis	58	2017	CFO, The Estée Lauder Companies	●	● Audit ● Finance	1

(1) Subject to appointment at the Annual Meeting, will be appointed to the Finance Committee.
(2) Independent Lead Director of the Board.
(3) Became Chair of the Nominating & Governance Committee on January 31, 2020.
(C) Committee Chair.

Financial Highlights

Fiscal 2020 Company Performance

> **Strong performance reflects continued growth ahead of the market, strong profitability and record cash flow, driving superior shareholder value**

Revenues

$44.3B

An increase of 3 percent in U.S. dollars and 4 percent in local currency from fiscal 2019, including revenues of $21.0 billion from North America, $14.4 billion from Europe and $8.9 billion from Growth Markets

New Bookings

$49.6B

Record bookings, an increase of 9 percent in U.S. dollars and 10 percent in local currency. Includes approximately 70 percent in digital, cloud and security

Diluted Earnings Per Share

$7.89

An increase of 7 percent from fiscal 2019, including $0.43 of gains on an investment; excluding these gains, adjusted EPS of $7.46 increased 1 percent from fiscal 2019

Operating Margin

14.7%

An expansion of 10 basis points from fiscal 2019

Free Cash Flow

$7.6B

Record free cash flow, defined as operating cash flow of **$8.2 billion** net of property and equipment additions of **$599 million**, with a free cash flow to net income ratio of 1.5

Cash Returned to Shareholders

$5.0B

Defined as cash dividends of **$2.04 billion** and share repurchases of **$2.92 billion**. In fiscal 2020, we paid dividends of $3.20 per share, a 10 percent increase over the prior year

Historical Financial Performance*

Driving Shareholder Value Through Sustained Financial Performance

For the 3-year period from the end of fiscal 2017 through fiscal 2020, our performance demonstrates our focus on delivering shareholder value.

Broad-Based Revenue Growth
7% CAGR[1] in US Dollars and 8% local currency



Revenues

(1) "CAGR" means Compound Annual Growth Rate

Sustained Margin Expansion
40 Basis Point Expansion



Operating Margin

Strong Earnings Growth
13% CAGR (on a GAAP basis)
8% CAGR (on an adjusted basis)[2]



Earnings Per Share

(2) FY17 adjusted diluted EPS of $5.91 were adjusted to exclude the $0.47 impact of a pension settlement charge. FY20 adjusted diluted EPS of $7.46 were adjusted to exclude $0.43 of gains on an investment.

Significant Cash Returned to Shareholders since Fiscal 2017
10% CAGR Dividends per share



Cash Returned to Shareholders

Total Shareholder Return[3]



(3) The performance graph above shows the cumulative total shareholder return on our Class A shares for the period starting on August 31, 2017, and ending on August 31, 2020. This is compared with the cumulative total returns over the same period of the S&P 500 Stock Index and the S&P 500 Information Technology Sector Index. The graph assumes that, on August 31, 2017, $100 was invested in our Class A shares and $100 was invested in each of the other two indices, with dividends reinvested on the ex-dividend date without payment of any commissions.

* Comparisons to fiscal 2017 reflect the adoption of new accounting standards for revenues and pension costs. In addition, see "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 76.

2020 Investment Highlights

We continue to invest significantly in our business, including in the following key areas:

Investments in Acquisitions

$1.5B

34 strategic acquisitions to further enhance our differentiation and competitiveness, almost exclusively focused on digital, cloud and security

Developing People

$866M

Investment in learning and professional development, focused on new and emerging technologies; increasing training hours by 6 percent while decreasing training costs by 11 percent from fiscal 2019 through our digital learning platforms

Research and Development

$871M

Creating, commercializing and disseminating innovative business strategies and technology solutions to help clients address new realities in the marketplace and to face the future with confidence

Patents and Patent Applications

7,900+

Protecting our innovative and differentiated technology solutions through more than 7,900 patents and pending patent applications worldwide

Strong Leadership

7,700+

Accenture managing directors, with more than 700 managing directors promoted and 350 managing directors hired from outside Accenture in fiscal 2020

Innovation Architecture

100+

World class innovation hubs strategically located around the globe, where we help clients imagine, build and scale for the future

Our Strategy

Our growth strategy begins with a focus on what our clients need. Regardless of industry, our clients must transform every aspect of their business to meet the needs of today's digital world. We are helping our clients use technology to build their digital core to drive enterprise-wide transformation—such as moving them to the cloud and embedding security across the enterprise, by transforming their operations—such as re-platforming their ERP systems and through our Operations services and Industry X, and by accelerating their growth—such as through creating omni-channel experiences through Interactive.

We are uniquely able to deliver this transformation because of our ability to bring applied innovation and deliver 360-degree value for our clients. We define 360-degree value as delivering the financial business case and unique value a client may be seeking, and striving where possible to partner with our clients to achieve greater progress on inclusion and diversity with our diverse teams, reskill and upskill our clients' employees, help our clients achieve their sustainability goals, and create meaningful experiences, both with Accenture and for the customers and employees of our clients.

We are able to leverage our scale and global footprint, and seamlessly move between global and local, embedding responsible business by design in everything we do. Our strong ecosystem partnerships, together with our assets and platforms, including MyWizard, MyNav and Synops, position Accenture to consistently deliver tangible value for our clients.

Key enablers of our growth strategy include:

 **Our People –** As a talent- and innovation-led organization, across our entire business our people have highly specialized skills that drive our differentiation and competitiveness. We are deeply committed to investing in our people to ensure they have opportunities to learn and grow in their careers through their work experience and continued development, training and reskilling, and we have an unwavering commitment to inclusion and diversity;

 **Our Commitment –** We are a purpose driven company, committed ***to deliver on the promise of technology and human ingenuity.*** Our culture is underpinned by our core values and Code of Business Ethics which are key drivers of the trust our clients and partners place in us to deliver tangible value and outcomes for them; and

 **Our Foundation –** Our new growth model and our enduring shareholder value creation model are key elements of the foundation that enable us to execute on our growth strategy.

Our New Growth Model

Effective March 1, 2020, we began managing our business under a new growth model through our three geographic markets—North America, Europe and Growth Markets—and we reorganized our operations into four services—Strategy & Consulting, Interactive, Technology, and Operations. We also made leadership changes and expanded our global management committee to include a broader representation of leaders from our services and geographic markets. The new model simplified our organizational structure and increased our agility to form multi-service teams to meet client needs rapidly and at scale. It is also accelerating innovation by enabling our teams to move seamlessly between global and local, leveraging our network of more than 100 innovation hubs, our technology expertise and ecosystem relationships, and our global delivery capabilities to drive value for clients.

Compensation Practices (page 36)

The Compensation Committee oversees the design and administration of the Company's compensation programs. The Compensation Committee believes that a well-designed, consistently applied compensation program is fundamental to the long-term creation of shared success—our commitment to make a positive difference together with our clients, our people, our shareholders, our partners and our communities. The following table summarizes some highlights of our compensation practices that drive our named executive officer compensation programs:

 **What We Do**

- Align our executive pay with performance
- Set very challenging performance objectives
- Appropriately balance short- and long-term incentives
- Align executive compensation with shareholder returns through performance-based equity incentive awards
- Use appropriate peer groups when establishing compensation
- Implement meaningful equity ownership guidelines
- Include caps on individual payouts in short- and long-term incentive plans

- Include a clawback policy for our cash and equity incentive awards
- Include non-solicitation and non-competition provisions in award agreements, with a clawback of equity under specified circumstances
- Mitigate potential dilutive effects of equity awards through our share repurchase programs
- Hold an annual "say-on-pay" advisory vote
- Conduct annual compensation risk review and assessment
- Retain an independent compensation consultant

 **What We Don't Do**

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements
- No "golden parachutes," change in control payments or excise tax gross-ups
- No change in control "single trigger" equity acceleration provisions
- No dividends or dividend equivalents paid until vesting
- No hedging or pledging of Company shares
- No supplemental executive retirement plan
- No excessive perquisites

2020 CEO Total Compensation (page 40)

Our compensation program is designed to reward executives for their overall contribution to Company performance, including the Company's execution against its business plan and the creation of shareholder value, and to provide executives with incentives to continue to expand their contributions to Accenture. The compensation decisions in recognition of performance during fiscal 2020, including with respect to our chief executive officer, were tied to Company and individual performance. In making its compensation decisions, the Compensation Committee considered many factors, including the Company's strong fiscal 2020 performance and Ms. Sweet's leadership in implementing the Company's new growth model, while navigating a period of unprecedented and unforeseen change as a result of the ongoing global health, financial and social crises. The following reflects the pay decisions for our chief executive officer, Julie Sweet, for fiscal 2020 performance:

CEO Compensation Decisions

Julie Sweet Chief Executive Officer	**Base Compensation** (as of Dec. 1, 2020)	$1,400,000 (Increased from $1,250,000)
	Fiscal 2020 Global Annual Bonus	$4,000,000 (160% of target bonus)
	Target Value of January 2021 Long-Term Equity Awards	$12,762,500 • $10,200,000 under Key Executive Performance Share Program • $2,562,500 under Accenture Leadership Performance Equity Award Program



8% Base Compensation

22% Fiscal 2020 Global Annual Bonus

70% January 2021 Equity Awards

80% of equity awards are granted under the **Key Executive Performance Share Program** and are subject to Company performance over a 3-year period.

Pay-for-Performance (page 36)

The Compensation Committee believes that total realizable compensation for the Company's named executive officers should be closely aligned with the Company's performance and each individual's performance. As the graph below shows, the Company's performance with respect to total shareholder return over a 3-year period was at the **94th percentile** among the companies in our peer group. The realizable total direct compensation for the chief executive officer role over this same period was at the **59th percentile**, which indicates that relative Company performance ranked higher than relative realizable pay, as compared to our peer group, demonstrating a favorable alignment from a shareholder perspective. See page 37 for a definition of realizable total direct compensation.

In the chart below, 3-year realizable total CEO direct compensation includes 2020 compensation for our current chief executive officer during her first year in this role, 2019 compensation for our former interim chief executive officer (and current executive chairman) and 2018 compensation for our former chairman and chief executive officer.



Table of Contents

We use the terms "Accenture," the "Company," "we," "our" and "us" in this proxy statement to refer to Accenture plc and its subsidiaries. All references to "years," unless otherwise noted, refer to our fiscal year, which ends on August 31.

Corporate Governance

The Board is responsible for providing governance and oversight over the strategy, operations and management of Accenture. The primary mission of the Board is to represent and protect the interests of our shareholders. The Board oversees our senior management, to whom it has delegated the authority to manage the day-to-day operations of the Company. The Board has adopted Corporate Governance Guidelines, committee charters and a Code of Business Ethics which, together with our Memorandum and Articles of Association, form the governance framework for the Board and its committees. The Board regularly (and at least annually) reviews its Corporate Governance Guidelines and other corporate governance documents and from time to time revises them when it believes it serves the interests of the Company and its shareholders to do so and in response to changing regulatory and governance requirements and best practices. The following sections provide an overview of our corporate governance structure, including director independence and other criteria we use in selecting director nominees, our Board leadership structure and the responsibilities of the Board and each of its committees.

Key Corporate Governance Documents

The following materials are accessible through the Governance Principles section of our website at https://accenture.com/us-en/company-principles:

- Corporate Governance Guidelines
- Code of Business Ethics

- Committee Charters
- Memorandum and Articles of Association

Printed copies of all of these documents are also available free of charge upon written request to our Investor Relations Group at Accenture, Investor Relations, 888 Boylston Street, 12th Floor, Boston, Massachusetts 02199, USA. Accenture's Code of Business Ethics is applicable to all of our directors, officers and employees. If the Board grants any waivers from our Code of Business Ethics to any of our directors or executive officers, or if we amend our Code of Business Ethics, we will, if required, disclose these matters through our website on a timely basis.

Corporate Governance Practices

Accenture has a history of strong corporate governance. We are committed to governance policies and practices that serve the interests of the Company and its shareholders. Over the years, our Board has evolved our practices in the interests of Accenture's shareholders. Our governance practices and policies include the following, among other things:

Annual election of all directors	All of our directors are elected annually.
Authority to call special meetings	Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting.
No shareholder rights plan ("poison pill")	The Company does not have a poison pill.
Proxy access right	Eligible shareholders can (subject to certain requirements) include their own qualified director nominees in our proxy materials.
Independent Board	All of our directors are independent except for our chief executive officer and our executive chairman.
100% independent Board committees	Each of our 4 committees consists solely of independent directors. Each standing committee operates under a written charter, which is reviewed annually, that has been approved by the Board.
Active Board oversight of strategy, risk management and environmental, social and governance ("ESG") initiatives	Our Board provides robust oversight of our strategy, enterprise risk management program and ESG initiatives, among other topics.
Strong independent Lead Director, elected by the independent directors	We have an independent Lead Director of the Board who has comprehensive duties that are set forth in the Company's Corporate Governance Guidelines, including leading regular executive sessions of the Board, where independent directors meet without management, including the executive chairman, present.

Annual Board, committee and individual director self-assessment process	The Nominating & Governance Committee conducts a confidential survey of the Board and its committees each year. The independent Lead Director and chair of the Nominating & Governance Committee also conduct a self-assessment interview with each Board member that is designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.
Commitment to Board refreshment	Our Board takes an active role in Board succession planning, is committed to Board refreshment and works towards creating a balanced Board with both fresh perspectives and deep experience. The current average tenure of our 12 director nominees is 4.3 years.
Robust director selection process	Our Board has a robust director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, skills and tenure.
Active shareholder engagement	We regularly engage with our shareholders to better understand their perspectives, and our independent Lead Director has participated when requested by major shareholders.
Robust Code of Business Ethics	Our Code of Business Ethics, which applies to all employees as well as all members of the Board, reinforces our core values and helps drive our culture of compliance, ethical conduct and accountability. Contents of our Code of Business Ethics are organized by 6 fundamental behaviors: Make Your Conduct Count; Comply with Laws; Deliver for Our Clients; Protect People, Information and Our Business; Run Our Business Responsibly; and Be a Good Corporate Citizen.
Clawback policy	We maintain a clawback policy applicable to our chief executive officer, our executive chairman and global management committee members (the Company's primary management and leadership team, which consists of approximately 40 of our most senior leaders other than our executive chairman and our chief executive officer) as well as our senior leaders, which provides for the recoupment of incentive cash bonus and equity-based compensation in the event of a financial restatement under specified circumstances.
Equity ownership requirements	Each named executive officer is required to hold Accenture equity with a value equal to at least 6 times his or her base compensation by the 5th anniversary of becoming a named executive officer. Each director is required to hold Accenture equity having a fair market value equal to 3 times the value of the annual director equity grants within 3 years of joining the Board.
Prohibition on hedging or pledging of company stock	Our directors and all employees are prohibited from entering into hedging transactions, and our directors, our chief executive officer, our executive chairman, members of our global management committee and other key employees are prohibited from entering into pledging transactions.

Leadership Structure

Our Corporate Governance Guidelines provide the Board with the flexibility to choose the appropriate Board leadership structure for the Company based on what it believes is best for Accenture and its shareholders at a given point in time. Our Corporate Governance Guidelines also provide that if the same person holds the chairman and chief executive officer roles or if the chairman is not independent, the independent directors of the Board will designate one of the independent directors to serve as the independent Lead Director.

The Board regularly reviews its leadership structure. After careful consideration, the Board determined that, at this time, having separate chief executive officer and chair roles is best for Accenture and its shareholders. As chief executive officer, Ms. Sweet is responsible for developing and overseeing the implementation of our business strategy as well as leading and managing the day-to-day operations of the Company. With Mr. Rowland serving as executive chairman, the Company continues to leverage Mr. Rowland's experience. In this role, Mr. Rowland focuses on Board oversight and governance matters, and serves as the liaison between the Board and management, working closely with the independent Lead Director and our chief executive officer.

We believe it is important that the Board retain flexibility to determine whether these roles should be separate or combined based upon the Board's assessment of the Company's needs. The Board recognizes that no single leadership model is right for all companies and at all times, and will continue to evaluate whether to split or combine the roles to ensure our leadership structure continues to be in the best interests of the Company and our shareholders.

In addition, in accordance with our Corporate Governance Guidelines, Gilles Pélisson currently serves as our independent Lead Director. The Board believes that the presence of our independent Lead Director who, as described below, has meaningful oversight responsibilities, coupled with an executive chairman and a separate chief executive officer, provides the Company with the optimal leadership to drive the Company forward at this time.

Independent Lead Director; Executive Sessions

The independent Lead Director helps ensure there is an appropriate balance between management and the independent directors and that the independent directors are fully informed and able to discuss and debate the issues that they deem important. The responsibilities of the independent Lead Director, which are described in the Company's Corporate Governance Guidelines, include, among others:

Independent Lead Director Responsibilities

Board Matter	Responsibility
Agendas	Providing input on issues for Board consideration, helping set and approving the Board agenda, ensuring that adequate information is provided to the Board, helping ensure that there is sufficient time for discussion of all agenda items and approving schedules for Board meetings.
Board meetings	Presiding at all meetings of the Board at which the executive chairman is not present.
Executive sessions	Authority to call meetings of independent directors and presiding at all executive sessions of the independent directors.
Communicating with directors	Acting as a liaison between the independent directors, the executive chairman and the chief executive officer.
Communicating with shareholders	If requested by major shareholders, being available for consultation and direct communication. Serving as a liaison between the Board and shareholders on investor matters.

The Board believes that one of the key elements of effective, independent oversight is that the independent directors meet in executive session on a regular basis without the presence of management, including the executive chairman. Accordingly, our independent directors meet separately in executive session at each regularly scheduled Board meeting. Our independent directors held 4 executive sessions during fiscal 2020, all of which were led by the independent Lead Director.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence (the "Independence Standards"), which are included in our Corporate Governance Guidelines. The Corporate Governance Guidelines and the Independence Standards have been designed to comply with the standards required by the New York Stock Exchange ("NYSE"). Our Corporate Governance Guidelines state that the Board shall perform an annual review of the independence of all directors and nominees and that the Board shall affirmatively determine that, to be considered independent, a director must not have any direct or indirect material relationship with Accenture. In addition, committee members are subject to any additional independence requirements that may be required by applicable law, regulation or NYSE listing standards.

In making its independence recommendations, the Nominating & Governance Committee evaluates the various commercial, charitable and employment transactions and relationships known to the committee that exist between us and our subsidiaries and the directors and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated (including those identified through our annual directors' questionnaires). Furthermore, the Nominating & Governance Committee discusses other relevant facts and circumstances regarding the nature of these transactions and relationships to determine whether other factors, regardless of the Independence Standards, might compromise a director's independence.

Based on its analysis, the Nominating & Governance Committee recommended, and the Board determined that, other than David Rowland and Julie Sweet, each of our director nominees (Jaime Ardila, Herbert Hainer, Nancy McKinstry, Beth E. Mooney, Gilles C. Pélisson, Paula A. Price, Venkata (Murthy) Renduchintala, Arun Sarin, Frank K. Tang and Tracey T. Travis) is independent under all applicable standards, including, with respect to members of the Audit and Compensation Committees, those applicable to such committee service. The Board concurred in these recommendations. In addition, the Board determined that Marjorie Magner, who was not subject to re-appointment at the 2020 Annual Meeting, was independent during the period she served on the Board during fiscal 2020. In reaching its determinations, the Nominating & Governance Committee and the Board considered that during fiscal 2020, Nancy McKinstry, Gilles C. Pélisson, Paula A. Price, Venkata (Murthy) Renduchintala and Tracey T. Travis were employed by organizations that do business with Accenture. The amount received by Accenture or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 1% of either Accenture's or such organization's consolidated gross revenues.

Strategic Oversight

The Board is responsible for providing governance and oversight regarding the strategy, operations and management of Accenture. Acting as a full Board and through the Board's 4 standing committees, the Board is involved in the Company's strategic planning process. Annually, the Board holds a strategy retreat during which members of Accenture Leadership present the Company's overall corporate strategy and seek input from the Board. At subsequent meetings, the Board continues to review the Company's progress against its strategic plan. In addition, throughout the year, the Board will review specific strategic initiatives where the Board will provide additional oversight. The Board is continuously engaged in providing oversight and independent business judgment on the strategic issues that are most important to the Company.

Risk Oversight

The Board is responsible for overseeing the Company's enterprise risk management ("ERM") program. As described more fully below, the Board fulfills this responsibility both directly and through its standing committees, each of which assists the Board in overseeing a part of the Company's overall risk management. The risks described below include those formally monitored at a Board or committee level as part of the ERM program or pursuant to committee charters. These risks do not represent a complete list of all enterprise risks that are considered and addressed from time to time by the Board and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the Securities & Exchange Commission (the "SEC").

The Company's chief operating officer coordinates the Company's ERM program. While historically the chief operating officer also was our chief risk officer, this year, we separated the roles and created a standalone chief risk officer position that reports to the chief operating officer and is focused on supporting the Company's risk management program. The responsibility for managing each of the highest-priority risks is assigned to one or more members of our global management committee. The Company's ERM program is designed to identify, assess and manage the Company's risk exposures. As part of its ERM program, the Company:

- identifies its material operational, strategic and financial risks;

- develops plans to monitor, manage and mitigate these risks; and

- evaluates and prioritizes these risks by taking into account many factors, including the potential impact of risk events should they occur, the likelihood of occurrence and the effectiveness of existing risk mitigation strategies.

The Board: The Board plays a direct role in the Company's ERM program. It receives quarterly reports from the Board committee chairs, which include, when appropriate, updates with respect to the risks overseen by the respective committees. In addition, the chief operating officer briefs the Board annually and provides a detailed review of the Company's ERM program, including the annual risk assessment process, program scope and status of priority risks, among other things. The Board committees oversee specific areas of the Company's risk management, which are described below.

Audit Committee: The Audit Committee reviews our guidelines and policies with respect to risk assessment and management and our major financial risk exposures, along with the monitoring and control of these exposures. As needed, the committee reviews the risks believed to be the most important, including cybersecurity and data privacy, and, at a minimum, the chief operating officer and the chief risk officer update the Audit Committee quarterly on the ERM program. The Audit Committee also discusses with the chairs of the Finance and Compensation Committees the risk assessment process for the risks overseen by those committees on at least an annual basis.

Compensation Committee: The Compensation Committee reviews and discusses with management, management's assessment of certain risks, including whether any risks arising from the Company's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

Finance Committee: The Finance Committee reviews and discusses with management, financial-related risks facing the Company, including foreign exchange, counterparty and liquidity-related risks, major acquisitions, and the Company's insurance and pension exposures.

Nominating & Governance Committee: The Nominating & Governance Committee oversees the Company's corporate governance practices and procedures and evaluates the overall effectiveness of the Board and its committees.

Oversight of COVID-19 Risks

The risk landscape associated with the COVID-19 pandemic has been, and continues to be, discussed with the full Board as well as each of the Board committees, as appropriate. Over the course of fiscal year 2020, management regularly updated our directors on the pandemic's impacts to our business and the strategic, operational and financial risks associated with the pandemic. All directors were invited to attend committee meetings (for example, Audit and Finance Committee meetings) over the course of the fiscal year to receive updates relating to the impact of the pandemic on our business. Discussions with the Board and committees have included, among other topics, business continuity, employee health and safety, technology and cybersecurity and demand for our services. Management continues to report to the Board on its response to the pandemic and will identify new risks as they may arise in light of the continuing effects of the COVID-19 pandemic.

Board Meetings

During fiscal 2020, the Board met 4 times. In addition, all of our Board members are typically invited to and frequently attend the meetings of our 4 standing committees, as our committee charters provide that non-management directors may attend all committee meetings, but may only vote at meetings of the committees on which they serve. For example, during fiscal 2020 our response to the COVID-19 pandemic was discussed at multiple committee meetings that were open to and attended by the full Board. The Board expects that its members will rigorously prepare for, attend and participate in all Board and applicable committee meetings and each annual general meeting of shareholders. Directors are also expected to become familiar with Accenture's organization, management team and operations in connection with discharging their oversight responsibilities.

> **During fiscal 2020, all of our incumbent directors attended at least 75% of the meetings of the Board and the committees on which they served (during the periods when they served).**

Director Attendance at Annual Meetings

All of the Board members serving on the Board at the time of our 2020 annual general meeting of shareholders attended the 2020 meeting.

Committees of the Board

The Board currently has 4 standing committees: Audit; Compensation; Finance; and Nominating & Governance. From time to time, the Board may also create ad hoc or special committees for certain purposes in addition to these 4 standing committees. Each committee consists entirely of independent, non-employee directors. The table below lists the current membership of each committee and the number of meetings held in fiscal 2020.

In connection with our efforts to continually refresh the Board and its committees, in fiscal 2020, Arun Sarin became chair of the Nominating & Governance Committee and Gilles Pélisson became our independent Lead Director.

Board Member	Committees			
	Audit	Compensation	Finance	Nominating & Governance
Jaime Ardila[1]	●		C	
Herbert Hainer		●	●	
Nancy McKinstry		C		●
Beth E. Mooney[2]			○	
Gilles C. Pélisson[3]				●
Paula A. Price[1]	C	●		
Venkata (Murthy) Renduchintala	●			
Arun Sarin[4]		●		C
Frank K. Tang			●	
Tracey T. Travis[1]	●		●	
Number of Meetings in Fiscal 2020	9	6	4	5

● *Member*   **C** *Chair*

(1) Audit Committee Financial Expert as defined under SEC rules.

(2) Subject to appointment at the Annual Meeting, will be appointed to the Finance Committee.

(3) Independent Lead Director of the Board.

(4) Became Chair of the Nominating & Governance Committee on January 31, 2020.

Audit Committee

Members
All Independent



Paula A. Price (Chair)
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis

> **Oversees the Company's accounting, financial reporting processes and audits of financial statements and internal controls**

The Audit Committee's primary responsibilities include oversight of the following:

- the quality and integrity of the Company's accounting and reporting practices and controls, and the financial statements and reports of the Company;

- the Company's compliance with legal and regulatory requirements;

- the independent auditor's qualifications and independence;

- the performance of the Company's internal audit function and independent auditors; and

- the Company's ERM program, including cybersecurity risk.

The Board has determined that each member of the Audit Committee meets the financial literacy, independence and accounting or auditing requirements of the SEC, the Companies Act of 2014 and the NYSE, as applicable to audit committee members and that each of Jaime Ardila, Paula A. Price and Tracey T. Travis also qualifies as an "audit committee financial expert" for purposes of SEC rules.

No member of the Audit Committee may serve on the audit committee of more than 3 public companies, including Accenture, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee and discloses such determination in accordance with NYSE requirements. No member of the Audit Committee currently serves on the audit committees of more than 3 public companies, including Accenture.

Finance Committee

Members
All Independent



Jaime Ardila (Chair)
Herbert Hainer
Beth E. Mooney*
Frank K. Tang
Tracey T. Travis

> **Oversees the Company's capital and treasury activities**

The Finance Committee's primary responsibilities include oversight of the Company's:

- capital structure and corporate finance strategy and activities;

- dividends, share redemption and purchase activities;

- treasury function, investment management and financial risk management;

- major acquisitions, dispositions, joint ventures or similar transactions;

- defined benefit and contribution plan investment planning; and

- insurance plans.

* Subject to appointment at the Annual Meeting, will be appointed to the Finance Committee.

Nominating & Governance Committee

Members
All Independent



Arun Sarin (Chair)
Nancy McKinstry
Gilles C. Pélisson

> **Oversees the Company's corporate governance practices and processes**

The Nominating & Governance Committee's primary responsibilities include oversight of the following:

- assessing and selecting/nominating (or recommending to the Board for its selection/nomination) strong and capable candidates to serve on the Board;

- making recommendations as to the size, composition, structure, operations, performance and effectiveness of the Board;

- overseeing the Company's chief executive officer succession process;

- together with the Compensation Committee, conducting an annual review of the Company's chief executive officer and executive chairman;

- developing and recommending to the Board a set of corporate governance principles, including independence standards; and

- taking a leadership role in shaping the corporate governance of the Company.

In addition, the Nominating & Governance Committee oversees the Company's policies and practices on significant corporate social responsibility issues.

Consistent with its duties and responsibilities, the Nominating & Governance Committee conducts an annual confidential survey of the Board, which is designed to evaluate the operation and performance of the Board and each of its committees. Directors also share perspectives, feedback and suggestions year-round, which the Nominating & Governance Committee takes into account when evaluating the operation and performance of the Board and its committees.

Board and Committee Assessments – 2020's Multi-Step Process



Confidential evaluations

At least annually, each committee undertakes an evaluation of its performance and the performance of its members, in accordance with its respective committee charter. Each director also undertakes an evaluation of the Board more generally as well as the independent Lead Director.

Interviews

The independent Lead Director and chair of the Nominating & Governance Committee also conduct a candid self-assessment interview with each Board member one-on-one, designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.

Board summary

Summaries of the committee, Board and independent Lead Director evaluations are provided to the Board.

Feedback incorporated

Policies and practices are updated as appropriate as a result of director feedback.

Compensation Committee

Members
All Independent



Nancy McKinstry (Chair)
Herbert Hainer
Paula A. Price
Arun Sarin

> **Oversees the Company's global compensation philosophy, policies and programs**

The Compensation Committee's primary responsibilities include oversight of the following:

- together with the Nominating & Governance Committee, conducting an annual review of the Company's chief executive officer and executive chairman;

- setting the compensation of our chief executive officer, our executive chairman and members of our global management committee who report directly to our chief executive officer (the "executive committee");

- overseeing the Company's equity-based plans; and

- reviewing and making recommendations to the full Board regarding Board compensation.

The Board has determined that each member of the Compensation Committee meets the independence requirements of the SEC and NYSE applicable to compensation committee members.

Compensation Oversight

A number of individuals and entities contribute to the process of reviewing and determining the compensation of our chief executive officer, our executive chairman, members of our executive committee and our independent directors:

- **Compensation Committee.** Our Compensation Committee makes the final determination regarding the annual compensation of our chief executive officer, our executive chairman and members of our executive committee, taking into consideration, among other factors, an evaluation of each individual's performance, the recommendations of the chief executive officer regarding the compensation of the members of our executive committee and the advice of the Compensation Committee's independent compensation consultant. In addition, our Compensation Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the Board with respect to the appropriateness of the compensation paid to our independent directors, and the full Board then reviews these recommendations and makes a final determination on the compensation of our independent directors. For a more detailed discussion regarding the role of compensation consultants with respect to executive and director compensation, see "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultants."

- **Nominating & Governance Committee.** Together with the Compensation Committee, the Nominating & Governance Committee reviews the performance of, and provides a performance rating for, our chief executive officer and our executive chairman.

- **Chief Executive Officer.** The chief executive officer provides the Compensation Committee with an evaluation of the performance of each member of our executive committee, which includes an assessment of each individual's performance against his or her annual objectives and a recommendation regarding his or her compensation.

- **Chief Leadership & Human Resources Officer.** Our chief leadership & human resources officer solicits input from our executive chairman, members of our executive committee and other senior leaders of the Company regarding the performance of our chief executive officer to aid the Compensation Committee and Nominating & Governance Committee in the review of her performance.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

The Board has adopted a written Related Person Transactions Policy, which provides that all related person transactions covered by the policy must be reviewed and approved or ratified by the Board or by the Nominating & Governance Committee. The Related Person Transactions Policy applies to any transaction that would be required by the SEC to be disclosed in our proxy statement.

The Nominating & Governance Committee or the Board, as applicable, will not approve or ratify any related person transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders and complies with applicable law. In reviewing related person transactions, the Nominating & Governance Committee or the Board will consider all relevant facts and circumstances, including, among others:

• the nature of the related person's interest in the transaction and the material terms of the transaction, including the importance of the transaction both to the related person and to Accenture;

• whether the transaction would likely impair the judgment of a director or an executive officer to act in the best interest of the Company and, in the case of an outside director, whether it would impair his or her independence; and

• whether the value and the terms of the transaction are fair to the Company and on a substantially similar basis as would apply if the transaction did not involve a related person.

Certain Related Person Transactions

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations, become beneficial owners of 5% or more of our Class A ordinary shares and, as a result, are considered "related persons" under the Related Person Transactions Policy. We may conduct business with these organizations in the ordinary course. During fiscal 2020, the following transactions occurred with investors who reported beneficial ownership of 5% or more of the Company's voting securities. Each of the following transactions was entered into on an arm's-length basis in the ordinary course and in accordance with our Related Person Transactions Policy described above:

• We provided consulting and outsourcing services to *The Vanguard Group* ("Vanguard"), which, together with its affiliates, beneficially owned approximately 8.9% of our outstanding Class A ordinary shares based on information disclosed in a Schedule 13G/A filed with the SEC on February 12, 2020. Accenture recorded revenues of approximately $8.0 million for these services. In addition, Vanguard and its affiliates received investment management fees totaling approximately $3.7 million with respect to mutual funds offered under the Company's global retirement programs.

• We provided consulting services to *BlackRock, Inc.* ("BlackRock") and its affiliates during fiscal 2020 and recorded revenues of approximately $1.3 million for these services. In addition, BlackRock received investment management fees from Accenture totaling approximately $168,000 with respect to mutual funds offered under the Company's global retirement programs. BlackRock, together with its affiliates, beneficially owned approximately 6.8% of our outstanding Class A ordinary shares based on information disclosed in a Schedule 13G/A filed with the SEC on February 5, 2020.

In addition, James Etheredge, the son of Jimmy Etheredge, Accenture's CEO – North America, is employed by Accenture as a functional strategy consultant. During fiscal 2020 he earned approximately $127,000 in total compensation, which was commensurate with his peers' compensation, and established in accordance with the Company's compensation practices applicable to employees with equivalent qualifications, experience and responsibilities. He participates in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Shareholder Engagement

We maintain an ongoing, proactive outreach effort with our shareholders. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input, to remain well-informed regarding their perspectives and to help increase their understanding of our business. In particular, through the engagement, we leverage the discussions to cover topics of interest to our shareholders. As reflected in our Corporate Governance Guidelines, our independent Lead Director is available for consultation and has communicated directly with major shareholders, at their request. The feedback received from our shareholder outreach efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decisions and our strategy, when appropriate.

2020 Engagement

We reached out to our shareholders, including our top 50. The discussions occurred from July through November 2020 and included our independent Lead Director when requested by major shareholders.

Engaged with holders of more than **30% of our shares outstanding,** including:

65%
of our top 20 holders

2020 Engagement Topics

- **Our commitment to our people**
- **Our culture, including inclusion and diversity**
- **Environmental, social and governance matters**
- **Risk management, including data privacy and security**
- **Board composition and structure**



Political Contributions and Lobbying

Pursuant to the Company's political contributions and lobbying policy, the Company has a long-standing global policy against making contributions to political parties, political committees or candidates using company resources, even where permitted by law. In the United States, Accenture maintains a political action committee (the "PAC") that is registered with the Federal Election Commission and makes federal political contributions on a bipartisan basis to political parties, political committees and candidates. The contributions made by the PAC are not funded by corporate funds and are fully funded by voluntary contributions made by senior employees and members of Accenture Leadership in the United States. The Company does not penalize in any way those who do not contribute to the PAC.

In addition, when we determine it is in the best interest of the Company, we work with governments to provide information and perspective that support our point of view, through our lobbyists and grassroots lobbying communications. We disclose our U.S. federal, state and local lobbying activity and expenditures as required by law. The Audit Committee and senior management have oversight over political, lobbying and other grassroots advocacy activities. The Company's political contributions and lobbying policy is available on our website at https://www.accenture.com/us-en/company-political-contributions-policy.

Responsible Business

> "Exponential changes in technology were transforming the way we work and live before COVID-19, and now its impact has raised change to a new level, requiring companies to reimagine everything and requiring economies and entire industries to rebuild. In this moment, to emerge stronger, there is only one choice: embrace change and ensure that it benefits all stakeholders—your customers, people, shareholders, partners and communities."

Julie Sweet
Chief Executive Officer

Because transparency creates trust, and we hold ourselves accountable for our responsible business goals, we are including a new section in our proxy statement this year to share our perspectives on, and progress as, a responsible business.

We have a longstanding commitment to being a responsible business, serving all our stakeholders and continuously raising the bar for ourselves. We expected that this commitment—by us and our clients—would be even more important as we entered fiscal 2020, which we viewed as kicking off a decade of massive digital and technology-led transformation. COVID-19 and the ensuing global health, financial and social crises have only reinforced the importance of being a responsible business. We believe that because of our longstanding commitment and actions as a responsible business, we were in a position to not only navigate the COVID-19 crisis, but to emerge stronger.

Defining "Responsible Business"



In our view, a responsible business has a clear purpose—it answers the questions of why it exists and what it does to create value for all stakeholders. It embraces serving all of its stakeholders—clients or customers, people, shareholders, partners and communities. A responsible business creates a culture that reflects its purpose, is inclusive and fosters the highest ethical standards; has a strategy that brings its purpose to life for all stakeholders; and strives to operate its business to achieve applicable United Nations Sustainable Development Goals ("UN SDGs") and follow ESG best practices. And importantly, it embeds all these things everywhere it operates.

Overview of Responsible Business at Our Company



Our Purpose. In October 2020, we launched our Company's new purpose—***to deliver on the promise of technology and human ingenuity***—to reflect our unique role in today's world. Our purpose guides our strategy, priorities and the opportunities we create for our more than 500,000 people. Also in October, we launched our new brand, "**Let there be change,**" our largest and most significant campaign in a decade. Our new brand reflects our purpose and the depth and breadth of our Company's expertise. It is designed to inspire organizations to embrace change for the benefit of all.

Our Culture. Our purpose also fosters our culture of shared success—our commitment to making a positive difference for our clients, our people, our shareholders, our partners and our communities.

To support this culture, we focus on seven leadership essentials:

- always do the right thing, in every decision and action;

- lead with excellence, confidence and humility, as demonstrated by being a learner, building great teams and being naturally collaborative;

- exemplify client-centricity, and a commitment to client value creation;

- act as a true partner, to each other, our clients, our ecosystem and our communities;

- care deeply for all our people, to help them achieve their aspirations professionally and personally;

- live our unwavering commitment to inclusion, diversity and equality, as demonstrated by personal impact and overall results; and

- have the courage to change, and the ability to bring our people along the journey.

Our Strategy: Growth and Operations



Our strategy for growth and how we operate our Company is our action plan to achieve our purpose.

Our growth strategy is rooted in the need for massive digital and technology-led transformation, which existed pre-COVID-19, and has now been accelerated because of it. Digital transformation involves significant change, which provides an opportunity to embed responsible business practices at a time when we believe the commitment to being a more responsible business has never been higher. Our growth strategy embeds these principles of responsible business by design into the work we do every day—delivering 360-degree value to our clients by helping them embrace change for the benefit of all as an integral part of their transformations.

We define 360-degree value as delivering the financial business case and unique value a client may be seeking, and striving where possible to partner with our clients to achieve greater progress on inclusion and diversity with our diverse teams, reskill and upskill our clients' employees, help our clients achieve their sustainability goals and create meaningful experiences, both with our Company and for the customers and employees of our clients.

Our growth strategy builds on our Company's successful rotation to "the New," with approximately 70% of our business now in digital, cloud and security, which is critical at a time when scale matters to help clients transform their entire enterprises. The strategy also builds on our strong reputation as a trusted business partner with decades of experience in both delivering for the world's leading companies and being a leader in responsible business with the credibility to help our clients in these areas.

We follow the same strategy for operating our own Company, delivering 360-degree value for all our stakeholders across these categories:

- to build long-term value for our shareholders by delivering on our enduring shareholder value proposition, while investing to create 360-degree value for our people, clients, partners and communities;

- to continue to make progress toward becoming the most inclusive and diverse company in the world;

- to continue to invest in the skilling of our people;

- to deliver a great experience for our clients, people and partners;

- to achieve the UN SDGs that are relevant for our Company and follow ESG best practices; and

- to continue to create jobs, invest in innovation and partner with our communities to help tackle their most challenging problems where we have applicable expertise through our robust corporate citizenship programs.

To help implement our 360-degree value strategy for our clients and for our Company, we recently appointed a Chief Responsibility Officer and Global Sustainability Services Lead, who also joined our Global Management Committee.

Highlights for Fiscal 2020



Here are a few of our key achievements in fiscal 2020 with respect to responsible business.

Shareholder Value Creation. Our shares provided a 23% total return for the fiscal year ended August 31, 2020—again outperforming the S&P 500 Index—and also provided a 23% compound annual total return to shareholders over the last five years, compared with 14% for the S&P 500 Index.

Inclusion and Diversity. We have an unwavering commitment to inclusion, diversity and equality, which is core to our values as a company and critical to our success and continued innovation. Our areas of focus include cross-cultural diversity, disability inclusion, ethnic and racial diversity, gender, LGBTI, mental health and wellness and additional areas as determined by our local markets. We are now 45% women, on track to meet our gender-balanced workforce goal by 2025. In February 2020, we began offering Thriving Mind, a voluntary, holistic mental well-being program, with more than 138,000 of our people participating so far, and we also offer Mental Health Ally programs in every country where we operate. By the end of calendar year 2020, we will have implemented same-sex or equivalent benefits in 100% of the countries where we are legally allowed.

In the face of more tragic losses of African American and Black lives in the U.S., we reaffirmed our unwavering commitment to equality and justice for all, zero tolerance for racism, bigotry and hate of any kind—and our stand against all violence. We announced three next steps: to fight racism, create more opportunities for employment and advancement for our African American and Black and Hispanic American and Latinx communities and become more inclusive and diverse.

We are firmly committed to pay equity and have robust processes in place to ensure that all our people are compensated fairly based on their markets and skills, from the moment they are hired through the milestones of their careers at our Company. If we find an issue, we fix it.

Skilling of Our People. We have a relentless focus on helping our people develop skills to remain at the forefront of both technology and industry. To do this, we invest nearly $900 million annually in continuous learning and professional development opportunities that are customized to ensure that our people remain highly relevant. In fiscal 2020, this included upskilling over 70,000 people in hot skill areas, such as cloud, after the pandemic was declared. We were able to seamlessly redesign our learning during the pandemic by using our digital learning platform, Accenture Connected Learning, and delivered 6% more training hours this year while reducing training costs by 11%.

Supporting Our People. Our people are our most important source of competitive strength, and after the pandemic was declared in March, we worked 24/7 to provide for their safety and well-being. Remote working became a requirement for most organizations, including our Company, and we supported our people with new or expanded services tailored to the needs of the local markets.

Investing in Innovation. Continuous innovation is critical to delivering on the promise of technology and human ingenuity. We invested $871 million in fiscal 2020 in research and development to accelerate adoption of new technologies. At year-end, we had more than 7,900 patents and pending patent applications worldwide.

Our Commitments for the Environment. For more than a decade, we have continually set bigger and bolder environmental goals for our Company. For example, we are the largest professional services company to have a target for emissions reduction approved by the Science Based Targets Initiative, which aligns with the Paris Agreement to limit global warming to 1.5 degrees Celsius. In fiscal 2019, we committed to using 100% renewable energy in all our facilities globally by 2023—and we procured 26% of our energy from renewable sources in our first year.

United Nations Sustainable Development Goals and ESG Metrics. We have a longstanding partnership with the **United Nations Global Compact**, championing the UN SDGs, and we are working to address several goals, including decent work and economic growth; gender equality; industry innovation and infrastructure; responsible consumption and production; reduced inequalities; peace, justice and strong institutions; good health and well-being; quality education; clean water and sanitation; affordable and clean energy; and climate action. Building on our own partnership with the United Nations Global Compact, we launched SDG Ambition with SAP and 3M to encourage companies to set ambitious targets and accelerate integration of the UN SDGs into their business strategies. This year, for the first time, we incorporated in our annual letter to shareholders our latest reporting on the relevant UN SDGs. The actions we take to meet these goals are an important part of our commitment to being a responsible business and to our market leadership as a trusted partner. Additionally, we are part of the **World Economic Forum's International Business Council**, which is working to simplify a subset of metrics common to all industries that will provide a consistent framework across ESG initiatives.

Our Commitments to Our Communities. We believe strongly in our responsibility to contribute to the strength and resilience of our communities. Together with our partners, in the past decade, our global Skills to Succeed initiative has equipped 3.6 million people with the skills to get a job or build a business.

During the pandemic, we have provided funding, services and volunteers to countries in need, first responders and companies on the front lines of the crisis. In addition, many of our teams have supported our health and public service clients with extraordinary work related to COVID-19.

The work that we are doing today will have a lasting impact, extending beyond the resolution of COVID-19 in creating new ways of working, connecting with communities and delivering work that matters. For example, we created a Virtual Ways of Working Playbook to help nonprofits work virtually, turn their services into digital offerings, adapt their fundraising efforts, and ultimately, enable them to reach more people and make a greater impact.

Our commitment to our communities includes creating jobs. For example, to help address rising unemployment,

chief human resources officers from Accenture, Lincoln Financial Group, ServiceNow and Verizon partnered to create People + Work Connect—bringing together companies laying off or furloughing people with others in urgent need of workers—and today, nearly 400,000 jobs are available on the platform in 94 countries around the globe.

Our Commitments to Responsible Procurement. Our ambition is to create more-sustainable and more-inclusive supply chains through a mindset of responsible buying both inside and outside our Company, while generating long-term value for our clients, suppliers and communities. In fiscal 2020, we met our two goals: to engage 75% of our suppliers in disclosing their environmental targets and initiatives that reduce environmental impact; and graduating 170 diverse suppliers from our Diverse Supplier Development Program, which creates business opportunities for diverse suppliers and now operates in six countries.

Raising the Bar in Fiscal 2021



Our purpose, strategy and brand are grounded in our enduring formula for market leadership: embracing change and continually transforming our business to create value, powered by the talent and creativity of our people and our commitment to responsible business.

We have again raised the bar in how we will be a responsible business with our new purpose and strategy, and with new commitments we have made to how we will create 360-degree value for all our stakeholders. We have summarized the key new commitments below.

360-Degree Value for Our Clients. Our strategy is to embed responsible business by design into our services, such as our ongoing program for responsible AI, as well as to offer services directly to help our clients achieve their sustainability goals—and our investment in innovation is helping to accelerate these efforts. To enable our clients and ecosystem partners in achieving their goals, we are expanding our sustainability services with a focus on three priority areas: industry transitions to low-carbon energy; green IT, cloud and software; and responsible value chains. We recently announced our new myNav Green Cloud Advisor, a tool to enable sustainable migration to the cloud. Through Accenture Labs, we are testing applications using neuromorphic computing, where circuits are modeled after systems in the human brain and nervous system, which are showing improvements in both power consumption and energy efficiency. Additionally, our Talent & Organization and Sustainability teams are working together with our practices across our Company to help our clients embed sustainable practices, increase agility and reskill their workforces.

Inclusion and Diversity. We recently announced new goals for 2025 for increased race and ethnicity representation in our workforce overall and among managing directors in the U.S., the U.K. and South Africa. We launched new mandatory training in the U.S., the U.K. and Ireland—which will be rolled out in other markets—to support our people in identifying and speaking up about racism and reinforcing what we expect of them. We also launched the Black Founders Development Program in the U.S. to invest in and support Black technology startup founders and entrepreneurs. In December, we promoted a record percentage of women to managing director and senior managing director, achieved our goal of 25% women managing directors by the end of 2020 and set a new goal of 30% by 2025.

Our Commitments for the Environment. At the start of fiscal 2021, we announced three new industry-leading goals: to achieve net-zero emissions by 2025, move to zero waste and plan for water risk. This includes powering our offices with 100% renewable energy; engaging key suppliers to reduce their emissions; and equipping our people to make climate-smart travel decisions. This also includes increasing our focus on water and developing plans to reduce the impact of flooding, drought and water scarcity on our business and our people in high-risk areas.

Our Commitments to Responsible Procurement. In fiscal 2021, we will expand our Global Supplier Inclusion & Sustainability program, which creates a more responsible supply chain for our Company and our clients, to 24 countries. We will also expand our Diverse Supplier Development Program to 11 countries while broadening our scope to educate suppliers on sustainability.

Communicating with the Board

 The Board welcomes questions and comments. Any interested parties, including shareholders, may submit their communication to our General Counsel and Corporate Secretary, who will determine when communications and concerns will be forwarded to the Board, our independent directors as a group or our independent Lead Director.

Address correspondence to: Attention: General Counsel and Corporate Secretary, Accenture, 161 N. Clark Street, Chicago, Illinois, 60601, USA.

Ethics Concerns or Complaints?

If our employees experience, see or become aware of any inappropriate behavior, including any form of disrespect, harassment, racism, discrimination, retaliation or any concerns about unethical or illegal behavior, we want them to speak up. We understand that it is not always easy or comfortable to raise concerns. We provide multiple reporting channels in order to facilitate the reporting of a concern. We encourage our employees to reach out to their people leads, anyone in Human Resources/Legal or an Accenture leader or to contact our Accenture Business Ethics Helpline. Our employees can also raise concerns confidentially and/or in an anonymous manner, and we ensure that all our people know that at Accenture, we have zero tolerance of retaliation.

Instructions for the Accenture Business Ethics Helpline are available on the website at the address below.
Website: https://businessethicsline.com/accenture

Proposal 1: Appointment of Directors

Accenture's directors are elected at each annual general meeting of shareholders and hold office for 1-year terms or until their successors are duly elected (unless his or her office is vacated earlier in accordance with our Articles of Association).

All of the director nominees are current Board members, except Beth E. Mooney as described below. The Nominating & Governance Committee reviewed the performance and qualifications of the director nominees listed below and recommended to the Board, and the Board approved, that each be recommended to shareholders for appointment to serve for a 1-year term.

In connection with our efforts to continually refresh the Board, the Board has designated Beth E. Mooney as a new director nominee for appointment to the Board by the shareholders of the Company at the Annual Meeting.

All of the nominees have indicated that they will be willing and able to serve as directors. If any nominee becomes unwilling or unable to serve as a director, the Board may propose another person in place of that nominee, and the individuals designated as your proxies will vote to appoint that proposed person. Alternatively, the Board may decide to reduce the number of directors constituting the full Board.

As required under Irish law and our Articles of Association, the resolution in respect of this Proposal 1 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast with respect to each director nominee.

The Text of the Resolution in Respect of Proposal 1 is as Follows:

"By separate resolutions, to appoint the following twelve directors: Jaime Ardila; Herbert Hainer; Nancy McKinstry; Beth E. Mooney; Gilles C. Pélisson; Paula A. Price; Venkata (Murthy) Renduchintala; David P. Rowland; Arun Sarin; Julie Sweet; Frank K. Tang and Tracey T. Travis."

 **The Board recommends that you vote "FOR" the appointment of each of the Board's director nominees listed above.**

Director Characteristics and Succession Planning

Our Board is committed to regular renewal and refreshment and has continuously enhanced the director recruitment and selection process, resulting in a well-qualified and diverse group of director nominees. As part of that process, the Nominating & Governance Committee, which oversees succession planning for the Board and key leadership roles on the Board and its committees, regularly reviews the composition of our Board and assesses the skills and characteristics of our directors with a view towards enhancing the composition of our Board to support the Company's evolving strategy.

Consistent with the Company's Corporate Governance Guidelines, the Nominating & Governance Committee seeks to ensure that the Board is composed of individuals whose particular backgrounds, skills and expertise, when taken together, will provide the Board with the range of skills and expertise to guide and oversee Accenture's strategy, operations and management. The Nominating & Governance Committee seeks candidates who, at a minimum, have the following characteristics:

the **time, energy and judgment** to effectively carry out his or her responsibilities as a member of the Board

the ability to **exercise judgment** and **courage** in fulfilling his or her oversight responsibilities

a **professional background** that would enable the candidate to develop a deep understanding of our business

the ability to **embrace Accenture's values** and **culture**, and the possession of the highest levels of **integrity**

In addition, in light of the skills and expertise of the incumbent directors, the committee assesses the contribution that a particular candidate's skills and expertise will make with respect to guiding and overseeing Accenture's strategy, operations and management.

Board Diversity and Tenure

Consistent with the Company's Corporate Governance Guidelines, the Nominating & Governance Committee also seeks geographic, age, gender, racial and ethnic diversity among the members of the Board. While the Board has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees, the Nominating & Governance Committee and the Board believe that considering diversity is consistent with the goal of creating a Board that best serves the needs of the Company and the interests of its shareholders, and it is one of the many factors that they consider when identifying individuals for Board membership.

In addition, we believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge of the Company. Therefore, we aim to maintain an appropriate balance of tenure across our directors. In furtherance of the Board's active role in Board succession planning, the Board has appointed 7 new directors since 2016, including new director nominee Beth E. Mooney.

Our director nominees reflect those efforts and the importance of diversity to the Board. Of our 12 director nominees:

Board Diversity

Gender



42% Women — 5 Women

Race and Ethnicity



50% Racially and Ethnically Diverse — 1 Hispanic, 2 African American, 3 Asian

Global



50% Born Outside U.S. — 1 South America, 2 Europe, 3 Asia

Board Committees Chaired by Women

50%

of Committees Chaired by Women

Significant Board Refreshment

7

New Directors Over Past **5** Years

Age Distribution

61

Average Age of Director Nominees

Age range: **52 – 66**

Board Tenure



4.3 Years Average Tenure

3 <2 Years

4 2-5 Years

5 >5 Years

Qualifications and Experience of Director Nominees

In considering each director nominee for the Annual Meeting, the Board and the Nominating & Governance Committee evaluated such person's background, qualifications, attributes and skills to serve as a director. The Board and the Nominating & Governance Committee considered the nomination criteria discussed above, as well as the years of experience many directors have had working together on the Board and the deep knowledge of the Company they have developed as a result of such service. The Board and the Nominating & Governance Committee also evaluated each of the director's contributions to the Board and role in the operation of the Board as a whole, as applicable.

We believe our director nominees bring a well-rounded variety of experiences, qualifications, attributes and skills, and represent a mix of deep knowledge of the Company and fresh perspectives. The table below summarizes some of the experience, qualifications, attributes and skills of our director nominees. This high-level summary is not intended to be an exhaustive list of each of our director nominee's skills or contributions to the Board; we look to each director nominee to be knowledgeable in these areas. We have identified below the areas where each director nominee has specific expertise or prominence that he or she brings to the Board. Further information on each director nominee, including some of their specific experience, qualifications, attributes or skills, is set forth in the biographies on pages 21 to 26 of this proxy statement.

Skill		Total of 12
Senior Leadership Experience Served in a senior leadership role at a large organization		**12**
Global Expertise Broad leadership experience with multinational companies or in international markets		**11**
Public Company Board Experience Serving on the boards of other public companies		**9**
Financial Expertise Experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience actively supervising such person(s)		**9**
Innovation and Technology Managing technological change and driving technological innovation		**8**
Investment Expertise Experience overseeing investments and investment decisions		**7**

*   We look to each director nominee to be knowledgeable in these areas. However, we have included a director in the above categories only where the director has specific expertise or prominence that he or she brings to the Board.

Process for Selecting New Outside Directors

To identify, recruit and evaluate qualified candidates for the Board, the Board has used the services of professional search firms. In some cases, nominees have been individuals known to Board members or others through business or other relationships. In the case of Beth E. Mooney, our chief executive officer identified her as a potential director nominee. Prior to her nomination, Ms. Mooney met separately with the executive chairman and each member of the Nominating & Governance Committee (which includes our independent Lead Director), who considered her candidacy. In addition, a professional search firm retained by the Nominating & Governance Committee helped to verify her candidacy. A third-party, independent background check was also completed during this process. After review and discussion, the Nominating & Governance Committee recommended, and the Board approved, Ms. Mooney's designation as a director nominee.

Director Orientation and Continuing Education

Accenture's orientation program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, Accenture's strategy and business operations, its financial statements and capital structure, the management team, key industry and competitive factors, the legal and ethical responsibilities of the Board and other matters crucial to the ability of a new director to fulfill his or her responsibilities. Our directors are expected to keep current on issues affecting Accenture and its industry and on developments with respect to their general responsibilities as directors. Accenture will either provide or pay for ongoing director education.

Process for Shareholders to Recommend Director Nominees

Our Corporate Governance Guidelines and Articles of Association address the processes by which shareholders may recommend director nominees, and the policy of the Nominating & Governance Committee is to welcome and consider any such recommendations. If you would like to recommend a future nominee for Board membership, you can submit a written recommendation in accordance with our Articles of Association and applicable law, including the name and other pertinent information for the nominee, to: Chair of the Nominating & Governance Committee, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, Attention: General Counsel and Corporate Secretary. As provided for in our Corporate Governance Guidelines, the Nominating & Governance Committee uses the same criteria for evaluating candidates regardless of the source of referral. Please note that Article 84(a)(ii) of our Articles of Association prescribes certain timing and nomination requirements with respect to any such recommendation and Article 84(b) prescribes certain other requirements if an eligible shareholder wishes to have their nominee included in our proxy materials for our annual general meeting (see "Additional Information—Submission of Future Shareholder Proposals" for additional details on how to submit a director nominee for our 2022 annual general meeting).

Director Nominee Biographies

Set forth below are the biographies of our director nominees up for election at the Annual Meeting.

Jaime Ardila



Director since 2013

Independent

65 years old

Audit Committee (Member)

Finance Committee (Chair)

Jaime Ardila was formerly the executive vice president of automobile manufacturer General Motors Company ("GM"), president of GM's South America region and was a member of GM's executive committee, from 2010 until his retirement in March 2016. He previously served as president and managing director of GM's operations in Brazil, Argentina, Uruguay and Paraguay from November 2007 to June 2010. Prior to serving in that role, he served as vice president and chief financial officer of GM's Latin America, Africa and Middle East region from March 2003 to October 2007, as president and managing director of GM Argentina from March 2001 to February 2003, and as president of GM Colombia from March 1999 to March 2001. Mr. Ardila joined GM in 1984 and held a variety of financial and senior positions with the company, primarily in Latin America, as well as in Europe and the United States. From 1996 to 1998, Mr. Ardila served as the managing director, Colombian Operations, of N M Rothschild & Sons Ltd and then rejoined GM in 1998 as president of GM Ecuador.

Mr. Ardila is chairman of the board of Goldman Sachs BDC, Inc. and chairman of the board of Nexa Resources S.A. He previously served on the board of Ecopetrol S.A. from 2016 to 2019.

Specific Expertise: Mr. Ardila brings to the Board significant managerial, operational and global experience as a result of the various senior positions he has held with GM, including as executive vice president of GM and president of GM South America. The Board also benefits from his broad experience in manufacturing and knowledge of the Latin American market.

Herbert Hainer



Director since 2016

Independent

66 years old

Compensation Committee (Member)

Finance Committee (Member)

Herbert Hainer has been president and chairman of the supervisory board of FC Bayern München AG, a professional sports club, since December 2019. He previously served as chief executive officer of the sporting goods company adidas AG ("adidas") from March 2001 until his retirement in September 2016. Mr. Hainer was also a member of the adidas executive board from March 1997 until his retirement. Mr. Hainer previously served as senior vice president of sales and logistics of adidas in Europe, Africa and the Middle East from 1996 until March 1997. Prior to serving in that role, he served as managing director of sales and logistics of adidas Germany from 1993 until 1995 and prior to that as national sales director of adidas Germany from 1991 until 1993. Mr. Hainer joined adidas in 1987 and held a variety of senior positions with the company. From 1979 to 1987, Mr. Hainer served as division manager of sales and marketing in Germany for Procter & Gamble GmbH.

Mr. Hainer is a director of Allianz SE. He previously served as a director of Deutsche Lufthansa AG from 2010 to 2020.

Specific Expertise: Mr. Hainer brings to the Board significant managerial, operational and global experience as a result of the various senior positions he held during his tenure with adidas, including as its chief executive officer. The Board also benefits from his experience in sales, knowledge of the European market and significant experience in international business.

Nancy
McKinstry



Director since 2016

Independent

61 years old

Compensation Committee (Chair)

Nominating & Governance Committee (Member)

Nancy McKinstry has been chief executive officer and chairman of the executive board of Wolters Kluwer N.V. ("Wolters Kluwer"), a global professional information services and solutions company, since September 2003 and a member of its executive board since 2001. Before assuming her current position, Ms. McKinstry gained more than a decade of experience with Wolters Kluwer and its North American subsidiaries, serving as chief executive officer of CCH Legal Information Services for three years and as chief executive officer of operations in North America. Earlier in her career, she was a principal with Booz & Company (formerly Booz Allen Hamilton Inc.), focusing on media and technology.

Ms. McKinstry is a director of Abbott Laboratories.

Specific Expertise: Ms. McKinstry brings to the Board strong experience in the professional services sector from her long career at Wolters Kluwer, where she has led the company's digital transformation, as well as broad international perspective as both the chief executive officer of a global company and a director of large, multinational companies. The Board also benefits from her experience in the European market and her background in the digital, media and technology industries.

Beth E.
Mooney



New Director Nominee

Independent

65 years old

Beth E. Mooney was the chairman and chief executive officer of KeyCorp, a financial services company, from 2011 to 2020. She previously served as KeyCorp's president and chief operating officer from 2010 to 2011 and joined KeyCorp in 2006, as Vice Chair of Key Community Bank. Prior to that, Ms. Mooney was the senior executive vice president and chief financial officer at AmSouth Bancorporation (now Regions Financial) from 2004 to 2006 and before this role, she was senior executive vice president and president of the Tennessee Banking Group at AmSouth from 2000 to 2004. Ms. Mooney was chairman, president and chief executive officer at Bank One Corporation from 1999 to 2000 and the chief operating officer at DPL, Inc. from 1998 to 1999. Before that, she spent five additional years at Bank One Corporation, holding various roles including chairman and chief executive officer of Bank One N.A. from 1995 to 1998.

Ms. Mooney is a director of AT&T Inc. and Ford Motor Company.

Specific Expertise: Ms. Mooney brings to the Board a deep knowledge of the financial services industry based on a 30-year career at some of the country's most prominent banking institutions. Her executive experience at KeyCorp, a large, highly-regulated public company, will provide a unique perspective in the boardroom. The Board will also benefit from Ms. Mooney's extensive background in finance and risk management and her experience serving on the boards of global public companies.

Gilles C. Pélisson



Director since 2012

Independent

Independent Lead Director

63 years old

Nominating & Governance Committee (Member)

Gilles C. Pélisson has been our independent Lead Director since January 2020. Mr. Pélisson has been the chairman and chief executive officer of TF1 Group, a leading French broadcasting company, since February 2016. He previously served as chief executive officer of global hotel group Accor from 2006 until December 2010 and also as its chairman from 2009 until January 2011. Mr. Pélisson served as chief executive officer of mobile operator Bouygues Telecom from 2001 to 2005 and also as its chairman from 2004 to 2005. From 2000 to 2001, he was with the SUEZ group, and in 2000 he became chairman of Noos, a cable network operator. Mr. Pélisson served as the chief executive officer of Disneyland Paris Resort from 1995 to 2000 and also as its chairman starting in 1997.

Specific Expertise: Mr. Pélisson brings to the Board significant managerial, operational and global experience from his tenure as chairman and chief executive officer of TF1 Group, as chairman and chief executive officer of Accor, as chairman and chief executive officer of Bouygues Telecom, as chairman and chief executive officer of Disneyland Paris and from other senior executive positions he has held at several other companies as well as his previous service as a director of other public company boards. The Board also benefits from his broad experience in the European and Asian markets, as well as his experience in governance.

Paula A. Price



Director since 2014

Independent

59 years old

Audit Committee (Chair)

Compensation Committee (Member)

From July 2018 through May 2020, Paula A. Price was the executive vice president and chief financial officer of Macy's, Inc., an omni-channel retailer of apparel, accessories and other goods. From 2014 to 2018, she was a full-time senior lecturer at Harvard Business School. Prior to joining the faculty of Harvard Business School, she was executive vice president and chief financial officer of Ahold USA, a U.S. grocery retailer, which she joined in 2009. Prior to joining Ahold USA, Ms. Price was senior vice president, controller and chief accounting officer at CVS Caremark. Earlier in her career, Ms. Price was the chief financial officer of the Institutional Trust Services division of JPMorgan Chase & Co. and also held senior management positions at Prudential Insurance Co. of America, Diageo and Kraft Foods. A certified public accountant, she began her career at Arthur Andersen & Co.

Ms. Price is a director of Bristol Myers Squibb and DaVita Inc., and she rejoined the board of Western Digital Corporation in June 2020 after serving on the board from 2014 to 2019. She also previously served as a director of Dollar General Corporation from 2014 to 2018.

Specific Expertise: Ms. Price brings to the Board broad experience across finance, general management and strategy gained from her service in senior executive and management positions at major corporations across several industries, including, in particular, the retail, financial services and consumer packaged goods industries. She brings to the Board an important perspective from her experience as a chief financial officer, a member of the faculty of Harvard Business School and from her service as a director of other public company boards. The Board also benefits from her extensive background in finance and accounting matters.

Venkata (Murthy) Renduchintala



Director since 2018

Independent

55 years old

Audit Committee (Member)

Venkata (Murthy) Renduchintala was chief engineering officer at Intel Corporation, a computer products and technology company, from November 2015 to August 2020. He also served as group president of Intel's Technology, Manufacturing and Systems Architecture Group. Prior to joining Intel in 2015, Dr. Renduchintala held various senior positions at Qualcomm Incorporated, a mobile technology company, most recently as executive vice president, Qualcomm Technologies and co-president of Qualcomm CDMA Technologies from 2012 to 2015, where he led the semiconductor business in the computer and mobile segments. Dr. Renduchintala joined Qualcomm Technologies in 2004 from Skyworks Solutions, Inc., where he was vice president and general manager of the Cellular Systems division from 2000 to 2004. Prior to Skyworks, he spent a decade with Philips Electronics, Inc. progressing to become vice president of engineering for its consumer communications business.

Specific Expertise: Dr. Renduchintala brings to the Board global experience through his tenure as an executive at Intel Corporation and his other prior positions at Qualcomm, Skyworks and Philips Electronics. Dr. Renduchintala also brings deep technology expertise, with an important perspective on mobile Internet of Things, among other areas that are of relevance to Accenture.

David Rowland



Director since 2019

Executive Chairman

59 years old

David Rowland became executive chairman of the Board of Directors in September 2019 and has served as a Board member since January 2019. From January 2019 to September 2019, he served as our interim chief executive officer. Prior to assuming that role, Mr. Rowland was our chief financial officer from July 2013 to January 2019. Previously, he served as our senior vice president—Finance from October 2006 to July 2013 and our managing director—Finance Operations from July 2001 to October 2006. Earlier in his career with the Company, he served as our finance director—Communications, Media & Technology operating group and as our finance director—Products operating group. Prior to the merger of Accenture Holdings plc with and into Accenture plc in March 2018, Mr. Rowland served on the board of Accenture Holdings plc.

Specific Expertise: Mr. Rowland brings to the Board a deep knowledge of Accenture's business, the global marketplace and the competitive environment—coupled with his significant leadership experience—from his 36 years with the company, including his current role as executive chairman and his previous executive roles as interim chief executive officer and chief financial officer. The Board also benefits from Mr. Rowland's perspective as a long-standing member of Accenture's global management committee and senior leadership team who has played a significant role in shaping Accenture's long-term business strategy.

Arun
Sarin



Director since 2015

Independent

66 years old

Compensation Committee (Member)

Nominating & Governance Committee (Chair)

Arun Sarin was chief executive officer of Vodafone Group Plc ("Vodafone"), a telecommunications company, from 2003 until his retirement in 2008, and also served as a director of Vodafone from 1999 to 2008. Mr. Sarin began his career at Pacific Telesis Group in 1984. He progressed through various management positions there and at AirTouch Communications Inc., which Pacific Telesis spun off in 1994, and was named president and chief operating officer of AirTouch in 1997. After AirTouch merged with Vodafone in 1999, he was appointed chief executive officer of Vodafone's U.S./Asia-Pacific region. He left Vodafone in 2000 to become chief executive officer of InfoSpace, Inc., and from 2001 until 2003, he served as chief executive officer of Accel-KKR Telecom. Mr. Sarin rejoined Vodafone in 2003 as its group chief executive officer. After his retirement in 2008, he served as a senior advisor to Kohlberg Kravis Roberts & Co. for five years.

Mr. Sarin is chairman of the board of Cerence, Inc. and a director of The Charles Schwab Corporation. He is also chairman of the board of Trepont Acquisition Corp I, a newly formed special purpose acquisition company. He previously served as a director of Safeway, Inc. from 2009 to 2015, Blackhawk Network Holdings, Inc. from 2009 to 2018 and Cisco Systems, Inc. from 2009 to 2020 and from 1998 to 2003.

Specific Expertise: Mr. Sarin brings to the Board significant global, managerial and financial experience as a result of his tenure as chief executive officer at Vodafone and prior senior executive experience. The Board benefits from his technology background and experience in the telecommunications industry. Mr. Sarin also brings an important perspective from his service as a director of other global, public company boards.

Julie
Sweet



Director since 2019

CEO

53 years old

Julie Sweet became our chief executive officer and a member of the Board of Directors in September 2019. From June 2015 to September 2019, Ms. Sweet served as chief executive officer of Accenture's business in North America. From March 2010 to June 2015, she was our general counsel, secretary and chief compliance officer. Prior to joining Accenture in 2010, Ms. Sweet was a partner for 10 years in the law firm Cravath, Swaine & Moore LLP.

Specific Expertise: Ms. Sweet brings to the Board a strong leadership track record from her tenure as a member of Accenture's global management committee and senior leadership team. Given her current role as chief executive officer and her previous executive roles as chief executive officer of Accenture's business in North America, the Company's largest geographic market, and general counsel, secretary and chief compliance officer, Ms. Sweet also brings to the Board a broad understanding of the Company's business, operations and growth strategy. The Board also benefits from Ms. Sweet's perspective from her external leadership as a member of the World Economic Forum's International Business Council, a Board member of the Business Roundtable and her public policy advocacy in the areas of innovation, technology's impact on business and inclusion and diversity.

Frank K. Tang



Director since 2014

Independent

52 years old

Finance Committee (Member)

Frank K. Tang is chairman and chief executive officer of FountainVest Partners ("FountainVest"), a leading private equity firm focusing on investments in China. Before co-founding FountainVest in 2007, Mr. Tang was senior managing director and head of China investments at Temasek Holdings. Prior to joining Temasek in 2005, Mr. Tang was a managing director at Goldman Sachs, where he worked for nearly 11 years, including as the head of the telecommunications, media and technology investment banking group in Asia, excluding Japan.

Mr. Tang previously served as a director of Weibo Corporation from 2014 to 2020.

Specific Expertise: Mr. Tang brings to the Board significant business and leadership experience both in investment banking, from his tenure at Goldman Sachs, and in private equity, as a co-founder of FountainVest Partners and as a senior managing director and head of China investments at Temasek Holdings. The Board also benefits from his deep knowledge and expertise in the Asian markets, particularly with respect to China.

Tracey T. Travis



Director since 2017

Independent

58 years old

Audit Committee (Member)

Finance Committee (Member)

Tracey T. Travis has been executive vice president and chief financial officer of The Estée Lauder Companies Inc., a global manufacturer and marketer of skin care, makeup, fragrance and hair care products, since 2012. Before assuming her current position, Ms. Travis served as the senior vice president of finance and chief financial officer of Ralph Lauren Corporation from January 2005 through July 2012. From 2001 to 2004, Ms. Travis was with Limited Brands where she served as senior vice president of Finance from 2002 to 2004 and chief financial officer of Intimate Brands Inc. from 2001 to 2002. From 1999 to 2001 Ms. Travis was chief financial officer of the Americas Group of American National Can, where she led both the finance and information technology groups. From 1989 to 1999, Ms. Travis held various management positions at PepsiCo/Pepsi Bottling Group. Ms. Travis began her career at General Motors Co. as an engineer and senior financial analyst.

Ms. Travis is a director of Facebook, Inc. She previously served as a director of Campbell Soup Company from 2011 to 2017.

Specific Expertise: Ms. Travis brings to the Board significant experience in both finance and operations management in various industries through her experience as the chief financial officer of The Estée Lauder Companies Inc. and prior positions at Ralph Lauren, Limited Brands, PepsiCo and General Motors. Ms. Travis also brings an important perspective from her service as a director of other public company boards.

Director Compensation

The Compensation Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the full Board with respect to the compensation of our independent directors annually or more frequently as circumstances may warrant. The full Board reviews these recommendations and makes a final determination on the compensation of our directors.

The Compensation Committee's review of director compensation in fiscal 2020 included consideration of the compensation practices of the boards of directors of relevant peer companies and the general market, as well as a study by its independent consultant, which was prepared at the request of the Compensation Committee. After review of the Compensation Committee's recommendation, the Board approved the independent director compensation for fiscal 2020 below.

Elements of Director Compensation

Each independent director receives annual compensation in the form of an annual cash retainer and an annual equity retainer, as well as the additional retainers as noted below:



Annual Retainer **$100,000**

Director Compensation[(1)]

Annual RSU Grant **$220,000**

Additional Annual Director Compensation

- **$25,000** Retainer for Audit Committee Chair
- **$15,000** Retainer for Audit Committee Members
- **$20,000** Retainer for each Compensation, Finance and Nominating & Governance Committee Chair
- **$10,000** Retainer for each Compensation, Finance and Nominating & Governance Committee Member
- **$42,500** Retainer for independent Lead Director

(1) Each of our independent directors may elect to receive the annual retainer and other retainers in the form of cash, entirely in the form of restricted share units ("RSUs") or one-half in cash and one-half in RSUs. Grants of RSUs to our directors are fully vested on the date of grant, and future delivery of the underlying shares is not dependent on a director's continued service. Directors are entitled to a proportional number of additional RSUs on outstanding awards if we pay a dividend. The underlying shares for RSU awards granted in fiscal 2020 will be delivered 1 year after the grant date; directors may not further delay delivery of the shares. Newly appointed directors also receive an initial award of fully vested RSUs valued at approximately $220,000 upon appointment to the Board. The non-executive chair, if any, receives an additional award of fully vested RSUs valued at approximately $200,000.

Governance Features

Our compensation program for independent directors operates with the following governance features:

- **Equity Ownership Requirements.** Directors must maintain ownership of Accenture equity having a fair market value equal to 3 times the value of the annual director equity grants. This requirement must be met by each director within 3 years of joining the Board. Each of our directors who had been a director for 3 or more years met this requirement in fiscal 2020.

- **Limit on Director Compensation.** Annual limit of $750,000 in maximum aggregate compensation per individual independent director.

- **Trading Windows.** Our directors can only transact in Accenture securities during approved trading windows after satisfying mandatory clearance requirements.

- **Hedging and Pledging Prohibition.** Our Restricted Persons Trading policy and our Insider Trading policy prohibit our directors from hedging or pledging Accenture securities.

- **Other Compensation.** Our independent directors do not receive any non-equity incentive plan compensation, participate in any Accenture pension plans or have any non-qualified deferred compensation earnings. We provide our directors with directors and officers liability insurance as part of our corporate insurance policies and have entered into indemnification agreements with each of our directors. We also reimburse our directors for reasonable travel and related fees and expenses incurred in connection with their participation in Board or Board committee meetings and other related activities, such as site visits and presentations in which they engage as directors.

Director Compensation for Fiscal 2020

As described more fully above, the following table summarizes the annual compensation for our independent directors during fiscal 2020:

Name	Fees Earned or Paid in Cash($)[1]	Stock Awards($)[2][3]	All Other Compensation($)[4]	Total($)
Jaime Ardila	$135,000	$219,903	—	$354,903
Herbert Hainer	$120,000	$219,794	—	$339,794
Marjorie Magner[5]	—	—	$25,000	$25,000
Nancy McKinstry	$130,000	$219,903	—	$349,903
Gilles C. Pélisson	$152,500	$219,803	—	$372,303
Paula A. Price	$135,000	$219,909	—	$354,909
Venkata (Murthy) Renduchintala	$115,000	$219,824	—	$334,824
Arun Sarin	$130,000	$219,903	—	$349,903
Frank K. Tang	$110,000	$219,855	—	$329,855
Tracey T. Travis	$125,000	$219,970	—	$344,970

(1) The annual retainers and additional retainers for Board committee service paid to our independent directors during fiscal 2020 were as follows:

Name	Annual Retainer($)	Committee Chair Retainer($)	Committee Member Retainer($)	Total($)
Jaime Ardila	$100,000	$20,000	$15,000	$135,000
Herbert Hainer[a]	$100,000	—	$20,000	$120,000
Marjorie Magner	—	—	—	—
Nancy McKinstry	$100,000	$20,000	$10,000	$130,000
Gilles C. Pélisson[a]	$142,500	—	$10,000	$152,500
Paula A. Price[a]	$100,000	$25,000	$10,000	$135,000
Venkata (Murthy) Renduchintala[a]	$100,000	—	$15,000	$115,000
Arun Sarin	$100,000	$20,000	$10,000	$130,000
Frank K. Tang[a]	$100,000	—	$10,000	$110,000
Tracey T. Travis[a]	$100,000	—	$25,000	$125,000

(a) Mses. Price and Travis and Messrs. Hainer, Pélisson, Renduchintala and Tang elected to receive 100% of their retainers in the form of fully vested RSUs, with a grant date fair value approximately equal to the cash amount that they would otherwise have received. The number of fully vested RSUs awarded was based on the fair market value of Accenture plc Class A ordinary shares on the date of grant, rounded down to the nearest number of whole shares.

(2) Represents aggregate grant date fair value of stock awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("Topic 718"), without taking into account estimated forfeitures. For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2020. Reflects the grant of a whole number of shares.

(3) The aggregate number of vested RSU awards for which shares have not yet been delivered and that remain outstanding at the end of fiscal 2020 for each of our independent directors was as follows:

Name	Aggregate Number of Vested RSU Awards Outstanding as of August 31, 2020
Jaime Ardila	1,071
Herbert Hainer	1,655
Marjorie Magner	—
Nancy McKinstry	1,071
Gilles C. Pélisson	1,813
Paula A. Price	1,728
Venkata (Murthy) Renduchintala	1,631
Arun Sarin	1,071
Frank K. Tang	1,607
Tracey T. Travis	1,680

(4) The aggregate amount of perquisites and other personal benefits received by each of our independent directors in fiscal 2020 was less than $10,000.

(5) Under SEC rules, Ms. Magner is required to be included in the Director Compensation Table as she served on the Board during a portion of fiscal 2020. Ms. Magner retired from the Board on January 30, 2020 and did not receive any retainer in fiscal 2020. The amount included in the "All Other Compensation" column reflects a donation made by the Company to the Magner Career Center at Brooklyn College in recognition of Ms. Magner's retirement from the Board after 14 years of service.

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

To our knowledge, except as otherwise indicated, each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him or her. For purposes of the table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which a person is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days after December 7, 2020. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any shares that such person or group of persons has the right to acquire within 60 days after December 7, 2020 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group of persons.

The following beneficial ownership table sets forth, as of December 7, 2020, information regarding the beneficial ownership of Accenture plc Class A ordinary shares held by: (1) each of our director nominees and named executive officers; and (2) all of our current directors and executive officers as a group. No person listed below owns any Accenture plc Class X ordinary shares.

	Accenture plc Class A Ordinary Shares	
Name of Beneficial Owner[1]	Shares Beneficially Owned[#]	% Shares Beneficially Owned
Jaime Ardila[2]	12,899	*
Herbert Hainer[3]	6,473	*
Nancy McKinstry[2]	4,765	*
Beth E. Mooney	—	*
Gilles C. Pélisson[4]	16,056	*
Paula A. Price[5]	8,183	*
Venkata (Murthy) Renduchintala[6]	3,364	*
Arun Sarin[2]	6,248	*
Frank K. Tang[7]	8,867	*
Tracey T. Travis[8]	5,097	*
David P. Rowland	6,397	*
Julie Sweet[9]	12,913	*
KC McClure[10]	19,108	*
Gianfranco Casati	24,923	*
Jean-Marc Ollagnier[11]	211,477	*
All Directors and Executive Officers as a Group (19 Persons)[12]	470,617	*%

*   Less than 1% of Accenture plc's Class A ordinary shares outstanding.

(1) Address for all persons listed is c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA.

(2) Includes 1,075 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(3) Includes 1,662 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(4) Includes 1,820 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(5) Includes 1,735 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(6) Includes 1,637 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(7) Includes 1,613 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(8) Includes 1,687 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(9) Includes 4,298 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(10) Includes 1,544 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(11) Includes 3,624 RSUs that could be delivered as shares within 60 days from December 7, 2020.

(12) Includes 36,505 RSUs that could be delivered as shares within 60 days from December 7, 2020.

Beneficial Ownership of More Than 5%

Based on information available as of December 7, 2020, no person beneficially owned more than 5% of Accenture plc's Class X ordinary shares, and the only persons known by us to be a beneficial owner of more than 5% of Accenture plc's Class A ordinary shares outstanding (which does not include shares held by Accenture) were as follows:

	Accenture plc Class A Ordinary Shares	
Name and Address of Beneficial Owner	Shares Beneficially Owned	% Shares Beneficially Owned
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[1]	56,575,311	8.9%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022[2]	44,954,382	6.8%

(1) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on February 12, 2020 by Vanguard and certain related entities reporting sole power to vote or direct the vote over 985,651 Class A ordinary shares, sole power to dispose or direct the disposition of 55,456,534 Class A ordinary shares, shared power to vote or direct the vote over 192,522 Class A ordinary shares and shared power to dispose or direct the disposition of 1,118,777 Class A ordinary shares.

(2) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on February 5, 2020 by BlackRock and certain related entities reporting sole power to vote or direct the vote over 38,030,684 Class A ordinary shares and sole power to dispose or direct the disposition of 44,954,382 Class A ordinary shares.

As of December 7, 2020, Accenture beneficially owned an aggregate of 26,889,663 Accenture plc Class A ordinary shares, or 4.1% of the issued Class A ordinary shares. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc.

Proposal 2: Non-Binding Vote To Approve Executive Compensation

We are pleased to provide our shareholders the opportunity to vote on a non-binding advisory resolution to approve the compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis and compensation tables.

In considering their vote, we urge shareholders to review the information on Accenture's compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 33 to 51, as well as the discussion regarding the Compensation Committee on page 9.

The shareholder vote on this resolution will not be binding on management or the Board. However, the Board and the Compensation Committee value the opinions of our shareholders and will review and consider the voting results when making future compensation decisions for our named executive officers.

Shareholders continued to show strong support of our executive compensation programs, with **more than 93% of the votes cast for the approval of our "say-on-pay"** proposal at our 2020 annual general meeting of shareholders.

Accenture employs a pay-for-performance philosophy for our entire global management committee and all of our named executive officers. Our compensation philosophy and framework have resulted in compensation for our named executive officers that reflects the Company's financial results and the other performance factors described in "—Compensation Discussion and Analysis—Process for Determining Executive Compensation." Our annualized total shareholder return for the 3-year period ended August 31, 2020 was 24.6%, which was in the 94th percentile among our peers, and our annualized total shareholder return for the 5-year period ended August 31, 2020 was 22.8%, which was in the 93rd percentile among our peers.

As required under Irish law, the resolution in respect of Proposal 2 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

In accordance with our policy of holding annual "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will occur at our 2022 annual general meeting of shareholders.

The Text of the Resolution in Respect Of Proposal 2 is as Follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and compensation tables, is hereby approved."

 **The Board recommends that you vote "FOR" the approval of the compensation of our named executive officers.**

Executive Compensation

Compensation Discussion and Analysis

In this section, we review the objectives and elements of Accenture's executive compensation program, its alignment with Accenture's performance and the 2020 compensation decisions regarding our named executive officers.

Executive Summary

Accenture is a leading global professional services company, providing a broad range of services in strategy and consulting, interactive, technology and operations, with digital capabilities across all of these services. As a talent- and innovation-led organization, our approximately 500,000 people have highly specialized skills that drive our differentiation and competitiveness. We are deeply committed to investing in our people to ensure they have opportunities to learn and grow in their careers through their work experience.

Our compensation program is designed to recruit, retain and engage the best people who collectively contribute to the shared success of Accenture—our commitment to make a positive difference together with our clients, our people, our shareholders, our partners and our communities. Our compensation program rewards our named executive officers for their overall contribution to Accenture's performance, including execution against the business plan and creation of shareholder value.

Despite the challenges of the COVID-19 pandemic to the overall economic and business environment, Accenture had strong performance within its revised guided range during fiscal 2020. Revenues increased 4% in local currency, diluted EPS grew 7% from the prior year (excluding gains on an investment, adjusted EPS grew 1% from the prior year), and operating margin expanded 10 basis points to 14.7%. Our ability to pivot rapidly to meet the needs of our clients and new ways of operating is reflected in our record new bookings of approximately $50 billion for fiscal 2020, a 9% increase over fiscal 2019.

In addition to strong financial performance, we kept our commitment to our responsible business initiatives from climate actions to gender equality, and to delivering value for all of our stakeholders, which has become even more essential in context of the COVID-19 pandemic, as further described above under "Corporate Governance—Responsible Business." Notwithstanding the impact of the COVID-19 pandemic on our business, we did not make mid-year adjustments to our performance targets under our compensation programs during fiscal 2020. Finally, compared to our peer group, Accenture's total shareholder return during the prior 3 years was at the 94th percentile while realizable chief executive officer pay over the same period was at the 59th percentile, demonstrating a favorable alignment from a shareholder perspective.

Named Executive Officers

The Company's named executive officers for the fiscal year ended August 31, 2020 and their titles are:

    

Julie Sweet	**David P. Rowland**	**KC McClure**	**Gianfranco Casati**	**Jean-Marc Ollagnier**
Chief Executive Officer	Executive Chairman	Chief Financial Officer	Chief Executive Officer—Growth Markets	Chief Executive Officer—Europe

Elements of Compensation

The significant components of our executive compensation programs for our named executive officers included the following for fiscal 2020:

Fixed

Short-Term Cash | **Base Compensation** | Provides a fixed level of compensation each year and reflects the executive's leadership role.

Variable

Mid-Term Cash | **Global Annual Bonus** | Designed to tie pay to both individual and Company performance for the fiscal year. Bonuses are paid from funds accrued during the fiscal year based on Company financial performance, compared to the earnings target for the year.

Long-Term Equity | **Key Executive Performance Share Program** | The most significant element of compensation. Vesting of awards is tied to meeting performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year period.

Accenture Leadership Performance Equity Award Program | Rewards high performers based on individual and Company performance, in each case, with respect to the prior fiscal year.

Voluntary Equity Investment Program | Opportunity to designate up to 30% of cash compensation to make monthly purchases of Accenture plc Class A ordinary shares with a 50% matching RSU grant following the end of the program year that generally vests 2 years later.

2020 Next Generation Leadership Performance Share Program | Granted in January 2020 to support the introduction of our new growth model. Granted to the global management committee and designed to drive efforts to continue to gain market share. Vesting of awards at the end of the 3-year period is tied to relative total shareholder return and relative revenue growth, which is weighted more heavily. No further awards are expected to be granted under this program.

Fiscal 2020 Chief Executive Officer Compensation Highlights

The compensation decisions in recognition of performance during fiscal 2020, including with respect to our chief executive officer, were tied to Company and individual performance. In making its compensation decisions, the Compensation Committee considered many factors, including the Company's strong fiscal 2020 performance and Ms. Sweet's leadership in implementing the Company's new growth model, while navigating a period of unprecedented and unforeseen change as a result of the ongoing global health, financial and social crises.

CEO Compensation Decisions



80% of equity awards are granted under the **Key Executive Performance Share Program** and are subject to Company performance over a 3-year period.

8% Base Compensation
22% Fiscal 2020 Global Annual Bonus
70% January 2021 Equity Awards

Company Highlights

Fiscal 2020 Company Performance Highlights

The compensation of the Company's named executive officers is tied to both Company and individual performance. In fiscal 2020, the Company's strong performance reflects continued growth ahead of the market, strong profitability and record cash flow, driving superior shareholder value.

Revenues

$44.3B

An increase of 3 percent in U.S. dollars and 4 percent in local currency from fiscal 2019, including revenues of $21.0 billion from North America, $14.4 billion from Europe and $8.9 billion from Growth Markets

New Bookings

$49.6B

Record bookings, an increase of 9 percent in U.S. dollars and 10 percent in local currency. Includes approximately 70 percent in digital, cloud and security

Diluted Earnings Per Share

$7.89

An increase of 7 percent from fiscal 2019, including $0.43 of gains on an investment; excluding these gains, adjusted EPS of $7.46 increased 1 percent from fiscal 2019

Operating Margin

14.7%

An expansion of 10 basis points from fiscal 2019

Free Cash Flow

$7.6B

Record free cash flow, defined as operating cash flow of **$8.2 billion** net of property and equipment additions of **$599 million**, with a free cash flow to net income ratio of 1.5

Cash Returned to Shareholders

$5.0B

Defined as cash dividends of **$2.04 billion** and share repurchases of **$2.92 billion**. In fiscal 2020, we paid dividends of $3.20 per share, a 10 percent increase over the prior year

Compensation Practices

The Compensation Committee oversees the design and administration of the Company's compensation programs. The Compensation Committee believes that a well-designed, consistently applied compensation program is fundamental to the Company's culture of shared success. The compensation program for the named executive officers is designed to reward them for their overall contribution to Company performance, including the Company's execution against its business plan and creation of shareholder value. The Compensation Committee recognizes that in a professional services firm, it is the collective leadership and individual contributions of our people around the world that are responsible for creating success for all of our stakeholders. Specifically, the program is designed to create shareholder value through:

- **Pay for Performance** by aligning compensation to company performance.

- **Balanced Pay Mix** with an emphasis on performance-based long-term compensation.

- **Competitive Benchmarking** against our proxy peer group and similar roles across the broader market.

- **Leadership Essentials** demonstrated by executives are considered in determining compensation outcomes.

- **Disciplined Cost Management** by aligning compensation spend to Accenture's annual operating plan.

The Compensation Committee and management seek to ensure that our executive compensation and benefits programs align with our core compensation philosophy. We maintain the following policies and practices that drive our named executive officer compensation programs:

 **What We Do**

- Align our executive pay with performance

- Set very challenging performance objectives

- Appropriately balance short- and long-term incentives

- Align executive compensation with shareholder returns through performance-based equity incentive awards

- Use appropriate peer groups when establishing compensation

- Implement meaningful equity ownership guidelines

- Include caps on individual payouts in short- and long-term incentive plans

- Include a clawback policy for our cash and equity incentive awards

- Include non-solicitation and non-competition provisions in award agreements, with a clawback of equity under specified circumstances

- Mitigate potential dilutive effects of equity awards through our share repurchase programs

- Hold an annual "say-on-pay" advisory vote

- Conduct annual compensation risk review and assessment

- Retain an independent compensation consultant

 **What We Don't Do**

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements

- No "golden parachutes," change in control payments or excise tax gross-ups

- No change in control "single trigger" equity acceleration provisions

- No dividends or dividend equivalents paid until vesting

- No hedging or pledging of Company shares

- No supplemental executive retirement plan

- No excessive perquisites

Pay-for-Performance

The Compensation Committee believes that total compensation for the Company's named executive officers should closely align with the Company's performance and each individual's performance.

Our named executive officers are eligible for a cash bonus award under our Global Annual Bonus program, which rewards them for Company and individual performance based on the achievement of numerous measures. We also use 2 primary equity compensation programs for our named executive officers: the Key Executive Performance Share Program, which rewards achievement over a prospective 3-year performance period; and the Accenture Leadership Performance Equity Award Program, which rewards executives for performance in the preceding fiscal year. In January 2020, in order to support the introduction of the Company's new growth model, the Company granted additional performance-based equity awards under the 2020 Next Generation Leadership Performance Share Program, as further described under "—Compensation Programs—2020 Next Generation Leadership Performance Share Program."

When setting compensation, the Compensation Committee considers the Company's performance and compensation earned over a multi-year period, in each case, relative to our peer group. As the graph below shows, the Company's performance with respect to total shareholder return over a 3-year period was at the **94th percentile** among the companies in our peer group as of August 31, 2020. The realizable total direct compensation for the role of chief executive officer over this same period was at the **59th percentile**, which indicates that relative Company performance ranked higher than relative realizable pay, as compared to our peer group, demonstrating a favorable alignment from a shareholder perspective.

In the chart below, 3-year realizable total CEO direct compensation includes 2020 compensation for our current chief executive officer during her first year in this role, 2019 compensation for our former interim chief executive officer (and current executive chairman) and 2018 compensation for our former chairman and chief executive officer.



We define realizable total direct compensation as the sum of the following, based on information reported in each company's most recent annual proxy statement:

(1) all cash compensation earned during the preceding 3-year period;

(2) the value of all time-vested restricted shares, RSUs, and stock options granted during the preceding 3-year period, valued as of August 31, 2020; and

(3) the value of all performance-vested restricted shares and RSUs granted during the preceding 3-year period, based on actual performance results or estimated performance to date (based on proxy disclosures), valued as of August 31, 2020.

The companies included in our peer group used for benchmarking executive compensation are identified under "—Role of Benchmarking" below.

The average realizable total direct compensation for all of our named executive officers for the same 3-year period was in the 64th percentile while our total shareholder return percentile was higher.

Say-on-Pay Vote

Shareholders continued to show strong support of our executive compensation programs, with **more than 93% of the votes cast for the approval of our "say-on-pay"** proposal at our 2020 annual general meeting of shareholders. Given this strong support, which we believe demonstrates our shareholders' satisfaction with the alignment of our named executive officers' compensation with the Company's performance, the Compensation Committee determined not to implement any significant changes to our compensation programs in fiscal 2020 as a result of the shareholder advisory vote.

Process for Determining Executive Compensation

Our Compensation Committee holds two meetings in October of each year. At the first meeting, the Compensation Committee, with input from the Nominating & Governance Committee, assesses overall Company performance for the completed fiscal year as well as the performance of our chief executive officer and our executive chairman. At subsequent meetings, the Compensation Committee, with input from its independent compensation consultant Pay Governance LLC ("Pay Governance"), considers this overall Company performance as well as the chief executive officer's recommendations when determining each other individual named executive officer's performance rating in assessing whether they exceeded, met or partially met their performance objectives for the year and setting their individual compensation levels.

Compensation Committee and Nominating & Governance Committee Meeting

- Evaluated Company's 2020 performance
- Evaluated chief executive officer's 2020 performance
- Evaluated executive chairman's 2020 performance

Subsequent Compensation Committee Meetings

- Approved chief executive officer's compensation
- Approved executive chairman's compensation
- Evaluated other named executive officers' and executive committee members' 2020 performance and approved their compensation

In October 2020, the Compensation Committee and the Nominating & Governance Committee, in consultation with Ms. Sweet, Mr. Rowland and Ms. McClure, evaluated overall Company performance for fiscal 2020 by reviewing the results achieved against the performance objectives for the year (as discussed below under "—Performance Objectives Used in Evaluations") and then determined whether the Company exceeded, met or partially met the objectives as a whole for the year.

In assessing overall Company performance, the committees focused on those aspects of the Company's performance reflected in the results discussed above. The committees considered the Company's strong performance in fiscal 2020 taking into account the challenges of the COVID-19 pandemic, including growing faster than the market, expanding margins while significantly investing in the business and its people and returning a significant amount of cash to shareholders. The committees specifically acknowledged management's swift response to the COVID-19 pandemic and management's actions to position the Company to continue to provide seamless client services, deliver on shareholder commitments and emerge stronger. As a result, the committees set the Company's performance rating for fiscal 2020 in the **"exceeds"** category. The committees' evaluation of Ms. Sweet's and Mr. Rowland's performance is discussed below under "—Fiscal 2020 Compensation Decisions."

At the subsequent meeting in October of 2020, the Company's performance rating was used as one of the key factors in setting the amounts of compensation that the named executive officers receive for each of the performance elements of compensation described below. In setting compensation, the Compensation Committee took into account the individual performance ratings for Ms. Sweet and Mr. Rowland that it set together with the Nominating & Governance Committee and the individual performance ratings that it set, together with Ms. Sweet, for the other named executive officers. Applying these performance ratings, and after considering appropriate benchmarking data, the Compensation Committee then approved individual compensation levels for each named executive officer.

Performance Objectives Used in Evaluations

As discussed above, performance-based compensation is determined by evaluating performance against annual objectives, with no single objective being material to an individual's overall performance evaluation. The objectives for fiscal 2020 were reviewed and approved by the Compensation Committee at the beginning of the fiscal year and served as one of the components against which the Compensation Committee, together with the Nominating & Governance Committee, considered each of Ms. Sweet's and Mr. Rowland's performance for fiscal 2020. These included financial performance targets that were established by reference to our operating plan with respect to revenue growth in local currency, operating margin, earnings per share, new bookings and free cash flow (taking into consideration the updated guidance provided to our shareholders in March of 2020 in response to the COVID-19 pandemic), as well as other non-financial objectives, as described below. As noted below, named executive officers may also have additional objectives specific to their roles, including the specific objectives for Ms. Sweet and Mr. Rowland, as further described below under "—Fiscal 2020 Compensation Decisions." We believe that encouraging our named executive officers, as well as other employees with management responsibility, to focus on a variety of performance objectives that are important for creating shareholder value reduces the incentive to take excessive risk with respect to any single objective. The Company does not apply a formula or use a pre-determined weighting when comparing overall performance against the various objectives, and no single objective is material in determining individual performance.

The named executive officers' individual performance is evaluated against numerous measures, including the following:

 **Driving stakeholder value.** Partnering with our clients to transform their enterprises, while improving our market share through innovation and enhanced capabilities and offerings.

 **Demonstrating market relevance.** Maintaining client relationships while increasing our leadership position in the marketplace.

 **Executing our growth strategy.** Growing faster than the market with a focus on strategic priority areas and growth initiatives.

 **Improving competitiveness.** Delivering strong underlying profitability to allow for continued investment in our people and our business.

 **Recruiting, developing and retaining the best people.** Executing against our talent strategy to recruit, retain and inspire our people.

 **Unwavering commitment to inclusion and diversity.** Achieving desired diversity outcomes, including diversity metrics related to recruitment, advancement and retention.

 **Driving continued focus on compliance.** Ensuring ongoing commitment to compliance by all of our people with our internal controls, our Code of Business Ethics and our Conduct Counts initiatives.

 **Implementing new growth model.** Implementing our new growth model to simplify our organizational structure and increase agility to meet client needs rapidly and at scale.

 **Additional individual objectives.** Performing against additional objectives specific to a named executive officer's role. For example, for Ms. Sweet and Mr. Rowland, this included realizing an effective leadership transition.

Fiscal 2020 Compensation Decisions

Summaries of the processes undertaken and the compensation decisions made by the Compensation Committee in recognition of our named executive officers' performance during fiscal 2020 are described below.

Chief Executive Officer

In October 2020, the Compensation Committee and the Nominating & Governance Committee, together with input from Mr. Rowland, considered Ms. Sweet's individual performance against the metrics described above under "—Process for Determining Executive Compensation" and additional metrics focused on her role in executing the leadership transition. The committees also took into account feedback solicited by our chief leadership & human resources officer from members of our executive committee and other senior leaders.

The committees set Ms. Sweet's individual performance rating for fiscal 2020 at a level consistent with the overall Company performance rating, which was in the **"exceeds"** category. In making this determination, the committees took into account the Company's strong performance for fiscal 2020, Ms. Sweet's seamless transition to leading the Company as our chief executive officer and the implementation of the Company's new growth model, while successfully navigating a period of unprecedented and unforeseen change as a result of the ongoing global health, financial and social crises. This included her focus on clients, deep engagement with our ecosystem partners, actions to rapidly pivot our business in response to the COVID-19 pandemic, support of our people through this challenging period and her leadership of the Company's swift response to stand together against racism and inequality.

At the subsequent meeting in October of 2020, the Compensation Committee and its independent compensation consultant, Pay Governance, discussed market trends and reviewed benchmarking reports, as discussed below under "—Role of Benchmarking." As part of this review, when setting Ms. Sweet's compensation based on her performance during fiscal 2020, the Compensation Committee considered the Company's performance results for fiscal 2020, sustained historical performance results, external market references (including absolute and relative performance against peers) and internal compensation references.

Ms. Sweet was not involved in setting her compensation and was not present during the review of her performance or approval of her compensation. As a result of its fiscal 2020 assessments and consideration of data provided by its independent compensation consultant, the Compensation Committee approved the following compensation elements for Ms. Sweet in recognition of her achievements during fiscal 2020.

CEO Compensation Decisions

Julie Sweet
Chief Executive Officer

Base Compensation (as of Dec. 1, 2020)	$1,400,000 (Increased from $1,250,000)	
Fiscal 2020 Global Annual Bonus	$4,000,000 (160% of target bonus)	
Target Value of January 2021 Long-Term Equity Awards	$12,762,500 • $10,200,000 under Key Executive Performance Share Program • $2,562,500 under Accenture Leadership Performance Equity Award Program	



8% Base Compensation

22% Fiscal 2020 Global Annual Bonus

70% January 2021 Equity Awards

80% of equity awards are granted under the **Key Executive Performance Share Program** and are subject to Company performance over a 3-year period.

The chart above reflects the compensation elements that the Compensation Committee approved for Ms. Sweet in recognition of her achievements during fiscal 2020. In accordance with the SEC rules, the numbers presented in the 2020 Summary Compensation Table on page 53 of this Proxy Statement include her prior base compensation paid during fiscal 2020, the long-term incentive equity awards granted to her in fiscal 2020 and her fiscal 2020 Global Annual Bonus payable in fiscal 2021.

Other Named Executive Officers

Executive Chairman

At the same meeting where they evaluated Ms. Sweet's fiscal 2020 performance, the Compensation Committee and the Nominating & Governance Committee also set Mr. Rowland's individual performance rating for fiscal 2020 at a level consistent with the overall Company performance rating in the **"exceeds"** category. In making this determination, the committees focused on Mr. Rowland's performance during fiscal 2020 and took into account the Company's strong performance for fiscal 2020, Mr. Rowland's support in the seamless leadership transition to Ms. Sweet during fiscal 2020, his efforts in maintaining strong client relationships and his effective management of the Board as executive chairman, as well as his individual performance against the metrics described above under "—Process for Determining Executive Compensation," and additional metrics focused on his role in executing the leadership transition.

In setting Mr. Rowland's final compensation levels, the Compensation Committee and its independent compensation consultant discussed market trends and reviewed benchmarking reports, as discussed below under "—Role of Benchmarking." As part of this review, when setting Mr. Rowland's compensation based on his performance during fiscal 2020, the Compensation Committee considered external market references (including absolute and relative performance against peers).

Mr. Rowland was not involved in setting his compensation and was not present during the review of his performance or the approval of his compensation. As a result of its fiscal 2020 assessment and consideration of data provided by its independent compensation consultant, the Compensation Committee approved the compensation elements for Mr. Rowland shown below. Mr. Rowland's total target fiscal 2021 compensation reflects a decrease as part of a measured and phased approach adopted by the Compensation Committee to gradually reduce his compensation.

Other Named Executive Officers

In determining the compensation of the other named executive officers based on their performance during fiscal 2020, Ms. Sweet submitted a recommendation to the Compensation Committee for the overall compensation of each of these officers for the Compensation Committee's review, discussion and approval. In making these recommendations, Ms. Sweet considered the following 4 factors:

- **Company Performance.** Company performance, including objective and subjective measures;
- **Individual Performance.** Each officer's individual performance;
- **Internal Benchmarks.** Internal comparisons across our executive committee; and
- **External Benchmarks.** External market references.

The individual contributions and leadership of each of the other named executive officers were measured against the relevant portions of the performance "objectives" as described above in "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations." Management and the Compensation Committee believe that this approach reflects that the leadership team is collectively responsible for a broad range of Company results and initiatives. In evaluating performance against the objectives, no formula or pre-determined weighting was used, and no one objective was individually material.

Ms. Sweet discussed with the Compensation Committee the leadership role and performance of each of the other named executive officers. For the other named executive officers, to the extent applicable, Ms. Sweet also discussed with the Compensation Committee the financial results of the businesses for which they were responsible. In developing her recommendation to the Compensation Committee for the compensation of the named executive officers, Ms. Sweet considered information on market-comparable compensation provided by the Company's compensation consultant, Willis Towers Watson plc ("Willis Towers Watson"). Before making the final compensation decisions for the year, the Compensation Committee reviewed and discussed Ms. Sweet's recommendations, in consultation with its independent compensation consultant.

As a result of its fiscal 2020 assessments and consideration of data provided by its independent compensation consultant, the Compensation Committee approved the following compensation elements for Mr. Rowland, Ms. McClure, Mr. Casati and Mr. Ollagnier in recognition of their achievements during fiscal 2020:

Other NEOs Compensation Decisions

David P. Rowland
Executive Chairman

Base Compensation (as of Dec. 1, 2020)	$1,136,125 (No change)
Fiscal 2020 Global Annual Bonus	$1,817,875 (114% of target bonus)
Target Value of January 2021 Long-Term Equity Awards	$8,366,000 • $4,891,000 under Key Executive Performance Share Program • $3,475,000 under Accenture Leadership Performance Equity Award Program



10% Base Compensation
16% Fiscal 2020 Global Annual Bonus
74% January 2021 Equity Awards

KC McClure
Chief Financial Officer

Base Compensation (as of Dec. 1, 2020)	$975,000 (No change)
Fiscal 2020 Global Annual Bonus	$1,486,456 (127% of target bonus)
Target Value of January 2021 Long-Term Equity Awards	$3,100,000 • $2,150,00 under Key Executive Performance Share Program • $950,000 under Accenture Leadership Performance Equity Award Program



17% Base Compensation
27% Fiscal 2020 Global Annual Bonus
56% January 2021 Equity Awards

Gianfranco Casati
Chief Executive Officer–Growth Markets

Base Compensation (as of Dec. 1, 2020)	$1,081,081 (No change)
Fiscal 2020 Global Annual Bonus	$1,851,892 (156% of target bonus)
Target Value of January 2021 Long-Term Equity Awards	$3,100,000 • $2,150,000 under Key Executive Performance Share Program • $950,000 under Accenture Leadership Performance Equity Award Program



18% Base Compensation
31% Fiscal 2020 Global Annual Bonus
51% January 2021 Equity Awards

Jean-Marc Ollagnier
Chief Executive Officer–Europe

Base Compensation (as of Dec. 1, 2020)	$1,018,012 (Increased from $1,002,503)
Fiscal 2020 Global Annual Bonus	$1,640,010 (149% of target bonus)
Target Value of January 2021 Long-Term Equity Awards	$3,100,000 • $2,150,000 under Key Executive Performance Share Program • $950,000 under Accenture Leadership Performance Equity Award Program



18% Base Compensation
28% Fiscal 2020 Global Annual Bonus
54% January 2021 Equity Awards

The chart above reflects the compensation elements that the Compensation Committee approved for the other named executive officers in recognition of their achievements during fiscal 2020. In accordance with the SEC rules, the numbers presented in the 2020 Summary Compensation Table on page 53 of this Proxy Statement include the named executive officers' prior base compensation paid during fiscal 2020, the long-term incentive equity awards granted to them in fiscal 2020 and their fiscal 2020 Global Annual Bonus payable in fiscal 2021.

The base compensation and fiscal 2020 Global Annual Bonus for Messrs. Casati and Ollagnier were converted from Singapore dollars and euros, respectively, to U.S. dollars at an exchange rate of 1.38750 and 0.90274, respectively, which were the average of the monthly translation rates for fiscal 2020.

Role of Compensation Consultants

The Compensation Committee has engaged Pay Governance to serve as the Compensation Committee's independent compensation consultant. Pay Governance and its affiliates do not provide any services to the Company or any of the Company's affiliates other than advising the Compensation Committee on executive and director compensation. With respect to executive compensation, as requested by the Compensation Committee, Pay Governance advises the Compensation Committee on general marketplace trends in executive compensation, makes proposals for executive compensation programs, recommends peer companies for inclusion in competitive market analyses of compensation and otherwise advises the Compensation Committee with regard to the compensation of our chief executive officer and our executive chairman and members of our executive committee. Pay Governance also provides input for the Compensation Committee to consider regarding the final compensation packages of our chief executive officer and our executive chairman, as discussed under "—Process for Determining Executive Compensation." In addition, Pay Governance provides input to the Compensation Committee for its annual review of director compensation, as discussed under "Director Compensation."

Management separately receives benchmarking information with respect to the members of our executive committee from its compensation consultant, Willis Towers Watson, as described under "—Role of Benchmarking." While Willis Towers Watson also acts as management's compensation consultant in various capacities with respect to our global workforce of approximately 506,000 employees and assists management in formulating its compensation recommendations for the members of our executive committee, the Compensation Committee has separately engaged Pay Governance as its independent compensation consultant to provide it with independent advice and to avoid any conflicts of interest. The Compensation Committee has assessed the independence of Pay Governance pursuant to the applicable rules and determined that its engagement does not raise any conflict of interest.

Role of Benchmarking

Pay Governance performs extensive analyses focusing on executive compensation opportunity, total realizable pay, the difficulty of achieving incentive plan goals, pay-for-performance alignment and compensation levels of chief executive officers and executive chairmen across our peer group companies. The Compensation Committee considers these analyses when determining the compensation of our named executive officers, including the chief executive officer and the executive chairman.

In addition, Willis Towers Watson prepares a report that includes a comparison of our named executive officers' compensation to comparable roles within our proxy peer group companies, as well as the most recent available published survey data for similar roles across broader industry benchmarks. The Willis Towers Watson report serves as one input to consider along with Company and individual performance, internal comparisons across our executive committee and alignment with our professional services compensation philosophy.

Because the future performance of the Company and the companies in our peer group are not known at the time that the compensation opportunities under the Company's programs are established, the Compensation Committee also considers an annual review of the most recent historical alignment of pay and performance relative to the Company's peers. This review is intended to help the Compensation Committee ensure that the Company aligns pay and performance relative to its peers and that our compensation programs are working as intended. The results of the review with respect to all of our named executive officers are summarized under "—Pay-for-Performance" above.

Fiscal 2020 Peer Group

The Compensation Committee reviews and approves a peer group for use in conducting competitive market analyses of compensation for our named executive officers. We do not believe many companies compete directly with us in all lines of our business. However, the Compensation Committee identifies a peer group of relevant public companies for which data are available that are comparable to the Company in at least some areas of our business. Our peer group includes companies that have one or more of the following attributes, which were considered in the screening process to identify appropriate peers:

- **Listed Company.** Publicly traded securities listed on a U.S. stock exchange that are subject to reporting obligations that are similar to Accenture's;

- **Similar Business or Industry.** Similar business or services operations in the industries and markets in which Accenture competes;

- **Comparable Revenues.** Revenues within a range similar to Accenture's revenues;

- **Competitor.** Being a direct line-of-business competitor; and

- **Global Scale.** Large, global companies with multiple lines of business.

The Compensation Committee believes the grouping below provides a meaningful gauge of current pay practices and levels as well as overall compensation trends among companies engaged in the different aspects of the Company's business for purposes of assessing fiscal 2020 compensation for our named executive officers.

Peer Group for Assessing Fiscal 2020 Compensation

Aon plc	Hewlett Packard Enterprise Company
Automatic Data Processing, Inc.	Honeywell International Inc.
Chubb Limited	Intel Corporation
Cisco Systems, Inc.	International Business Machines Corporation
Cognizant Technology Solutions Corporation	Marsh & McLennan Companies, Inc.
DXC Technology Company	Microsoft Corporation
General Dynamics Corporation	Oracle Corporation

Accenture vs. Peer Group[1]

Revenue — **Accenture 72nd Percentile**

0   25   50   75   100

Market Capitalization — **Accenture 74th Percentile**

0   25   50   75   100

[1] Reflects the most recent fiscal year-end results.

Compensation Programs

This section provides greater detail on the elements of our named executive officers' compensation, which consist of the following:

Cash Compensation

- Base Compensation
- Global Annual Bonus

Long-Term Equity Compensation

- Key Executive Performance Share Program
- Accenture Leadership Performance Equity Program
- Voluntary Equity Investment Program
- 2020 Next Generation Leadership Performance Share Program

Cash Compensation

Cash compensation for Accenture's named executive officers consists of 2 components: base compensation and the Global Annual Bonus, each of which is described below.

Base Compensation

Base compensation provides a fixed level of compensation to the named executive officers each year and reflects each named executive officer's leadership role, as opposed to individual performance. Base compensation may vary for named executive officers based on relative market compensation. Increases to base compensation, if any, generally take effect in connection with a promotion or at the beginning of the compensation year, which begins on December 1 of each year.

Global Annual Bonus

The Global Annual Bonus is designed to tie pay to both individual and Company performance for the fiscal year; in particular, financial performance compared to the earnings target for the year. Final overall funding decisions are made at the end of the fiscal year based primarily upon the Company's performance against this target and are subject to approval by the Compensation Committee. Once the program's Company-wide funding for the year is finalized, individual payouts are determined based on each eligible employee's career level within the Company and individual performance rating. Payments under this program are made after each fiscal year-end. The program is designed to give higher bonuses to top performers and to provide higher incentives as employees advance through our career levels. All members of Accenture Leadership (over 7,500 employees), in addition to our named executive officers, are generally eligible for the Global Annual Bonus.

Each of the named executive officers was assigned a fiscal 2020 annual bonus target that is a percentage of his or her base salary as shown below. A named executive officer may earn more or less than his or her target award based upon the Company's overall funding of the bonus pool and his or her individual annual performance rating, ranging from a minimum bonus of 0% and up to a maximum bonus as shown below.

Named Executive Officer	Minimum Bonus as a % of Target Bonus	Target Bonus as a % of Base Salary	Maximum Bonus as a % of Target Bonus
Julie Sweet	0%	200%	200%
David P. Rowland	0%	140%	143%
KC McClure	0%	120%	167%
Gianfranco Casati	0%	110%	182%
Jean-Marc Ollagnier	0%	110%	182%

Despite the significant effect that the COVID-19 pandemic had on the Company's results of operations, the Compensation Committee did not adjust the earnings target for the bonus pool funding for fiscal 2020. The Compensation Committee took the Company's strong performance in fiscal 2020 into consideration in approving an overall funding percentage for the Global Annual Bonus that created the capacity to pay meaningful bonuses for fiscal 2020 performance. In determining the final individual payout levels shown in the "Summary Compensation Table" below, the Compensation Committee considered the Company's overall funding of the bonus pool and each executive's individual annual performance rating, as described under "—Performance Objectives Used in Evaluations" and "—Fiscal 2020 Compensation Decisions."

Long-Term Equity Compensation

Our long-term equity compensation aligns the interests of our named executive officers with those of our shareholders. The Company intends for long-term equity compensation to constitute the most significant component of the compensation opportunity for the named executive officers. The Company offers all of its equity grants in the form of RSUs, which are subject to performance and/or time vesting requirements. With respect to fiscal 2020, our named executive officers, other than Mr. Rowland, who was not eligible to participate in the 2020 Next Generation Leadership Performance Share Program, were eligible to participate in the following primary programs, which encourage retention and align the interests of eligible participants with our shareholders.

Program	Eligible Employees	Objective
Key Executive Performance Share Program	Senior members of Accenture Leadership	Reward participants for driving the Company's business to meet performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year period.
Accenture Leadership Performance Equity Award Program	Members of Accenture Leadership	Reward high performers based on individual and Company performance, in each case, with respect to the prior year.
Voluntary Equity Investment Program	Members of Accenture Leadership	Encourage share ownership through voluntary share purchases, with a 50% matching RSU grant following the end of the program year that generally vests 2 years later.
2020 Next Generation Leadership Performance Share Program	Members of Accenture's global management committee	Granted in January 2020 to support the introduction of the Company's new growth model and designed to drive efforts to continue to gain market share. Vesting of awards at the end of the 3-year period is tied to relative total shareholder return and relative revenue growth, which is weighted more heavily.

Our long-term equity compensation programs are part of a larger framework of compensation for all of our employees. As individuals assume more senior roles at the Company, they become eligible for additional equity compensation programs. As described above, our named executive officers are eligible for awards that are intended to reward their individual performance, align their pay with achievement of both annual and long-term performance goals and encourage them to acquire meaningful ownership stakes in Accenture.

Key Executive Performance Share Program



The Key Executive Performance Share Program is the program under which the Compensation Committee grants the majority of RSUs to the senior members of Accenture Leadership and is intended to be the most significant element of our named executive officers' compensation over time. Under the program, operating income results are weighted more heavily than total shareholder return. This approach recognizes that operating income more accurately reflects the Company's performance against its objectives. Since vesting of grants under the program depends on Accenture's cumulative performance against these metrics over the 3-year period, a significant portion of the named executive officers' realizable total direct compensation is aligned against performance over an extended period. Thus, for example, a period of poor performance against the Company's operating income or relative total shareholder return targets could affect the ultimate vesting percentage for several years of RSU grants made to the named executive officers under this program. The Company also believes linking compensation to long-term Company performance encourages prudent risk management and discourages excessive risk taking for short-term gain.

Based on the Company's cumulative operating income and relative total shareholder return for the 3-year period from fiscal 2018 through fiscal 2020, the 2018 Key Executive Performance Share Program awards vested at 122.5% of the target level.

Awards under our 2020 Key Executive Performance Share Program have a 3-year performance period beginning on September 1, 2019 and ending on August 31, 2022.

- **Operating Income Results.** Up to 75% of the total RSUs will vest, if at all, at the end of the 3-year performance period based upon the achievement of operating income targets by the Company during the performance period. For each fiscal year during the performance period, the Compensation Committee approves an operating income plan for this program that the Compensation Committee deems to be challenging. Despite the significant effect that the COVID-19 pandemic had on the Company's results of operations, no adjustments were made to the operating income targets under this program. The aggregate of these 3 annual operating income plans forms the reference, or target, for measuring aggregate operating income results over the 3 years. Performance is then calculated as the actual aggregate operating income divided by the target aggregate operating income, with the percentage vesting of RSUs determined as shown in the table below.

- **Relative Total Shareholder Return.** Up to 25% of the total RSUs will vest, if at all, at the end of the 3-year performance period based upon Accenture's total shareholder return, as compared to the total shareholder return of the comparison companies listed below, together with the S&P 500 Total Return Index. Relative total shareholder return is determined by dividing the fair market value of the stock of a company at the end of the performance period (August 31, 2022), adjusted to reflect cash, stock or in-kind dividends paid on the stock of that company during the performance period, by the fair market value of that stock at the beginning of the performance period (September 1, 2019). In order to compare Accenture's relative total shareholder return with that of our comparison companies and the S&P 500 Total Return Index, each company and the S&P 500 Total Return Index is ranked in order of its total shareholder return. Accenture's percentile rank among the comparison companies and the S&P 500 Total Return Index is then used to determine the percentage vesting of RSUs as shown in the table below.

Performance Level*	Operating Income		Relative TSR	
	Accenture Performance Rate vs. Target	Percentage of RSUs that Vest (Out of a Target of 75%)	Accenture Percentile Rank	Percentage of RSUs that Vest (Out of a Target of 25%)
Below Threshold	Below 80%	0%	Below 40th percentile	0%
Threshold	80%	37.5%	40th percentile	12.5%
Target	100%	75%	60th percentile	25%
Maximum	110% or greater	112.5%	At or above 75th percentile	37.5%

*   We will proportionally adjust the number of RSUs that vest if Accenture's performance level falls between "Target" and "Maximum," or between "Threshold" and "Target," in each case on a linear basis.

The following comparison companies, together with the S&P 500 Total Return Index, are used for measuring relative total shareholder return for the 2020 Key Executive Performance Share Program. These companies are reviewed and approved by the Compensation Committee annually in advance of the applicable fiscal year.

Key Executive Performance Share Program Peer Group

Aon plc	Infosys Limited
Automatic Data Processing, Inc.	Intel Corporation
Capgemini SE	International Business Machines Corporation
Cisco Systems, Inc.	Marsh & McLennan Companies, Inc.
Cognizant Technology Solutions Corporation	Microsoft Corporation
DXC Technology Company	Oracle Corporation
General Dynamics Corporation	SAP SE
Hewlett Packard Enterprise Company	S&P 500 Total Return Index

---

This group of companies and the S&P 500 Total Return Index together represent a slightly different and broader list than the group of companies included in our peer group of companies used for benchmarking executive compensation generally and identified under "—Role of Benchmarking" above. These companies and the S&P 500 Total Return Index together were determined to yield a better comparative group for purposes of evaluating relative total shareholder return.

Accenture shares underlying the RSUs granted under the Key Executive Performance Share Program that vest are delivered following the Compensation Committee's determination of the Company's results with respect to the performance metrics. Each of our named executive officers received a grant of RSUs under the Key Executive Performance Share Program on January 1, 2019 and January 1, 2020, and Mr. Ollagnier received an additional grant of RSUs under the 2020 Key Executive Performance Share Program in August 2020 in order to more closely align the total target compensation of each of the Company's geographic chief executive officers. Each of our named executive officers, except Ms. Sweet, was eligible for provisional age-based vesting as of the grant dates. Provisional age-based vesting means that if a participant voluntarily terminates his or her employment after reaching age 50 and completing 15 years of continuous service, the participant is entitled to pro rata vesting of his or her award at the end of the 3-year performance period based on the portion of the performance period during which he or she was employed. The vesting schedules for the Key Executive Performance Share Program awards that were outstanding at the end of fiscal year 2020 are set forth in footnote 5 to the "Outstanding Equity Awards at August 31, 2020" table below.

Accenture Leadership Performance Equity Award Program

The Accenture Leadership Performance Equity Award Program, for which all members of Accenture Leadership are eligible, is designed to recognize and reward high-performing members of Accenture Leadership for their performance in the most recently completed fiscal year and is funded based on overall Company performance. High-performing members of Accenture Leadership receive equity grants in the form of time-vesting RSUs based on their annual performance rating for the prior completed fiscal year. These awards vest in 3 equal installments on each January 1 following the grant date until fully vested. However, grants under this program to participants who are age 50 or older on the date of grant have a shortened vesting schedule that is graduated based on the age of the participant on the grant date, with a one month vesting period applicable to participants who are age 56 or older on the grant date. As a result, a shorter vesting schedule applied to all or a portion of the RSUs granted under this program to each of our named executive officers in fiscal 2020, as further shown in the "Stock Vested in Fiscal 2020" table below. The actual vesting schedules for these awards outstanding at fiscal year-end are set forth in footnote 2 to the "Outstanding Equity Awards at August 31, 2020" table below.

Voluntary Equity Investment Program

Under the VEIP, Accenture Leadership, including all of our named executive officers, in jurisdictions where permitted, may elect to designate up to 30% of their total cash compensation to this share purchase program. These amounts are deducted from after-tax income and used to make monthly purchases of Accenture plc Class A ordinary shares from Accenture at fair market value on the 5th of each month for deductions taken in the previous month. Participants are awarded a 50% matching RSU grant at the end of the program year in the form of 1 RSU for every 2 shares that have been purchased during the program year and that have not been sold or transferred prior to the matching grant date. This matching grant will generally vest in full 2 years from the date of the grant. Under the program, if a participant leaves Accenture or withdraws from the program prior to the award of the matching grant, he or she generally will not receive a matching grant.

In the last completed program year, which ran from January 2019 to January 2020, Mses. Sweet and McClure participated in the VEIP and, based on their respective purchases through the program and held at year-end, received a grant of matching RSUs under the VEIP in fiscal 2020 as indicated above and the "Grants of Plan-Based Awards for Fiscal 2020" table below.

2020 Next Generation Leadership Performance Share Program

In January 2020, in order to support the introduction of our new growth model, as described under "Proxy Statement Summary—Our New Growth Model," the Company granted awards under the 2020 Next Generation Leadership Performance Share Program. Under the 2020 Next Generation Leadership Performance Share Program, the Company's relative revenue growth is weighted more heavily than relative total shareholder return. The emphasis on revenue growth is designed to drive efforts to continue to gain market share and reflects an alignment of the named executive officers' compensation with a key financial measure that drives value for the Company's shareholders. The Compensation Committee does not expect to issue additional awards under the 2020 Next Generation Leadership Performance Share Program, but rather views this performance-based equity program as a fiscal 2020 equity grant designed to align a broader leadership team to deliver on the Company's new growth model and deliver superior results for the Company's shareholders.

Awards under the 2020 Next Generation Leadership Performance Share Program vest based on Accenture's cumulative performance against the following two metrics over the 3-year performance period that began on September 1, 2019 and will end on August 31, 2022:

- **Gaining Market Share.** Up to 75% of the total RSUs granted under the program will vest, if at all, at the end of the 3-year performance period based upon Accenture's Compound Annual Growth Rate (CAGR) against the CAGR of a group of comparison companies, which includes the Company's publicly traded competitors. Performance is then calculated by dividing Accenture's CAGR by the aggregate CAGR of the comparison companies, with the percentage vesting of RSUs determined as shown in the table below. Accenture must gain market share in order to earn any payout under this portion of the award.

- **Relative Total Shareholder Return.** Up to 25% of the total RSUs will vest, if at all, at the end of the 3-year performance period based upon Accenture's relative total shareholder return, as described above under the Key Executive Performance Share Program, except that Accenture must perform even better as compared to the designated comparison companies described under the Key Executive Performance Share Program above and the S&P 500 Total Return Index in order to achieve the threshold, target and maximum payouts for this component of the 2020 Next Generation Leadership Performance Share Program award. Accenture's percentile rank among the comparison companies is used to determine the percentage vesting of RSUs as shown in the table below.

| Performance Level* | Revenue Growth | | Relative TSR | |
	Accenture Performance vs. Comparison Companies	Percentage of RSUs that Vest (Out of a Target of 75%)	Accenture Percentile Rank	Percentage of RSUs that Vest (Out of a Target of 25%)
Below Threshold	Below 1.2x	0.0%	Below 45th percentile	0%
Threshold	1.2x	37.5%	45th percentile	12.5%
Target	2.0x	75%	65th percentile	25%
Maximum	3.0x or Above	112.5%	At or above 80th percentile	37.5%

*   We will proportionally adjust the number of RSUs that vest if Accenture's performance level falls between "Target" and "Maximum," or between "Threshold" and "Target," in each case on a linear basis.

Accenture shares underlying the RSUs granted under the 2020 Next Generation Leadership Performance Share Program that vest are delivered following the Compensation Committee's determination of the Company's results with respect to the performance metrics. The Compensation Committee granted performance-based RSUs to members of the Company's expanded global management committee with a target value of $1,500,000, including each of the named executive officers, other than Mr. Rowland. Each of our named executive officers who received a grant under the 2020 Next Generation Leadership Performance Share Program, except Ms. Sweet, was eligible for provisional age-based vesting as of the grant date, as described above under the Key Executive Performance Share Program. The vesting schedules for the 2020 Next Generation Leadership Performance Share Program awards that were outstanding at the end of fiscal year 2020 are set forth in footnote 5 to the "Outstanding Equity Awards at August 31, 2020" table below.

The terms of all 4 of these programs provide that the number of RSUs granted and still outstanding on any applicable record date will be adjusted proportionally to reflect the Company's payment of dividends or other significant corporate events. Additional RSUs awarded in connection with dividend adjustments are subject to the same vesting conditions as the underlying awards.

Other Compensation

Consistent with the Company's compensation philosophy, the Company provides only limited personal benefits to the named executive officers. Like many of our peer companies and consistent with local market practices, these include premiums paid on life insurance policies and tax-return preparation services, and for Ms. Sweet, in light of her role and per the recommendations of an independent security study, replacement of prior home security systems, the use of a car and driver and limited use of a Company-provided aircraft for personal travel, which Ms. Sweet uses for security purposes and to maximize the time she is able to spend on the Company's business. Ms. Sweet's personal travel on Company-provided aircraft is limited to an aggregate incremental Company cost not to exceed $200,000 per year. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. Mr. Casati, who is based in Singapore, receives a housing allowance and maintenance costs. Additional discussion of the personal benefits and other compensation provided to the named executive officers in fiscal 2020 is included in the "Summary Compensation Table" below.

Additional Information

Equity Ownership Requirements

The Company has an equity ownership requirement policy pursuant to which the Company's most stringent share ownership requirements apply to the named executive officers. These share ownership requirements are intended to ensure that each of the named executive officers holds a meaningful ownership stake in Accenture. The Company intends that this ownership stake will further align the interests of the named executive officers and the Company's shareholders. Under these requirements, each of the named executive officers is required to hold Accenture equity (which may include unvested equity) with a value equal to at least 6 times his or her base compensation by the 5th anniversary of becoming a named executive officer. Each of the named executive officers maintains ownership of Accenture equity in excess of this requirement. Named executive officers may only satisfy this ownership requirement through the holdings they acquire pursuant to the Company's share programs.

Derivatives and Hedging

All employees, including our named executive officers, and members of the Board (or their designees) are prohibited from purchasing shares on margin or purchasing financial instruments, or otherwise engaging in transactions that are designed to hedge or offset any fluctuations in the market value of the Company's equity securities they hold directly or indirectly, whether or not such securities were acquired from Accenture's equity compensation programs.

Pledging Company Securities

Our chief executive officer, our executive chairman and the members of our global management committee, other key employees and members of the Board are each prohibited from borrowing against any account in which the Company's securities are held or pledging the Company's securities as collateral for a loan.

Employment Agreements and Post-Termination Compensation

Each of the Company's named executive officers has entered into an employment agreement with the Company's local affiliate in the country in which he or she is employed. As more specifically described in "Potential Payments Upon Termination" below, certain of the employment agreements provide for various post-termination payments, some of which are conditioned on compliance with non-competition and non-solicitation obligations following termination. In addition, members of Accenture Leadership employed in the United States, including Ms. Sweet, Mr. Rowland and Ms. McClure, are eligible for benefits under our Accenture Leadership Separation Benefits Plan, subject to, among other things, compliance with post-termination non-competition and non-solicitation obligations. The Company's employment agreements and the Accenture Leadership Separation Benefits Plan do not include guaranteed bonus amounts, "golden parachutes," multi-year severance packages, significant accelerated vesting of stock awards or other payments triggered by a change in control, U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control, other than as may be required by local law. The named executive officers receive compensatory rewards that are tied to their own performance and the Company's performance, rather than by virtue of longer-term employment agreements. This is consistent with the Company's objective to reward each individual's performance and his or her contribution to Company performance, including the achievement of it business objectives. Similarly, the Company does not contribute to pension plans for any of the named executive officers and does not offer significant deferred cash compensation or other post-employment benefits to such officers. Finally, members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefit Program, which provides partially subsidized medical insurance benefits for them and their dependents. For more information, see "Potential Payments Upon Termination" below.

No Change in Control Arrangements

As described above, the Company's employment agreements do not contain guaranteed bonus amounts, "golden parachutes," multi-year severance packages or guarantees, accelerated vesting of stock awards or other payments triggered by a change in control. Similarly, we do not provide our executives U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control.

Clawback Policy

Accenture has a clawback policy that applies to both incentive cash bonus and equity-based incentive compensation awarded to our chief executive officer, our executive chairman and members of the global management committee as well as our senior leaders. Under the policy, to the extent permitted by applicable law and subject to the approval of the Compensation Committee, the Company may seek to recoup any incentive-based compensation awarded to any executive subject to the policy, if (1) the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, (2) the misconduct of an executive subject to the policy contributed to the noncompliance that resulted in the obligation to restate and (3) a lower award would have been made to the covered executive had it been based upon the restated financial results.

In addition, the existing equity grant agreements between Accenture and our named executive officers include recoupment provisions in specific circumstances, even after the awards have vested. In the event a named executive officer leaves the Company and competes against us within a specified time period (for example, by joining a competitor, targeting our clients or recruiting our employees) or in the event the named executive officer is terminated for cause (which generally includes engaging in any activity that the officer knows or should know would harm the business or reputation of Accenture or continued material failure to meet performance standards), the award recipient is generally obligated to return to the Company the shares originally delivered to that recipient under our equity programs.

Compensation Risk Assessment and Management

In fiscal 2020, management performed an annual comprehensive review for the Compensation Committee regarding whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on the Company. We believe that the structure of our compensation program does not encourage unnecessary or excessive risk taking. Our policies and practices include some of the following risk-mitigating characteristics:

*   **Governance Structure.** Compensation programs operate within a governance and review structure that serves and supports risk mitigation;

*   **Compensation Committee Oversight.** The Compensation Committee approves performance awards for our chief executive officer, our executive chairman and executive committee after reviewing corporate and individual performance;

*   **Vesting Conditions.** Vesting of performance-based equity awards, the most significant element of our named executive officers' compensation opportunity over time, is determined based on achievement of multiple metrics, measured on a cumulative basis, over a 3-year period (operating income relative to plan, revenue growth compared to a group of publicly traded competitors and total shareholder return relative to a peer group);

*   **Balanced Incentives.** Our compensation program includes a balance of annual and long-term incentive opportunities and of fixed and variable features;

*   **Multiple Performance Objectives.** Focus on a variety of performance objectives, thereby diversifying the risk associated with any single indicator of performance; and

*   **Equity Ownership Requirements.** Members of Accenture Leadership who are granted equity are subject to our equity ownership requirements, which require all of those leaders to hold ownership stakes in the Company to further align their interests with the Company's shareholders (see "Additional Information—Equity Ownership Requirements" above).

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis section of this proxy statement and discussed that section with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K. This report is provided by the following independent directors, who compose the Compensation Committee:

The Compensation Committee

Nancy McKinstry, Chair
Herbert Hainer
Paula A. Price
Arun Sarin

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is composed solely of independent directors. During fiscal 2020, the following directors served on our Compensation Committee: Nancy McKinstry, Herbert Hainer, Marjorie Magner, Paula A. Price, and Arun Sarin. During fiscal 2020, no member of our Compensation Committee was an employee or officer or former officer of Accenture or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation Committee during fiscal 2020.

Summary Compensation Table

The table below sets forth the compensation earned by or paid to our named executive officers during the fiscal years ended August 31, 2018, 2019 and 2020. Ms. McClure was not a named executive officer in fiscal 2018, Mr. Casati was not a named executive officer in 2019 and Mr. Ollagnier was not a named executive officer in either fiscal 2018 or fiscal 2019. All amounts are calculated in accordance with SEC disclosure rules, including amounts with respect to our equity compensation plan awards.

Year	Salary($)	Bonus($)	Stock Awards($)[3]	Option Awards($)	Non-Equity Incentive Plan Compensation($)[4]	Change in Pension Value & Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)[5]	Total($)
Julie Sweet Chief Executive Officer								
2020	$1,250,000	—	$11,789,548	—	$4,000,000	—	$145,299	**$17,184,847**
2019	$1,136,125	—	$3,515,928	—	$1,601,255	—	$12,031	**$6,265,339**
2018	$1,136,125	—	$3,243,034	—	$1,507,496	—	$12,900	**$5,899,555**
David P. Rowland Executive Chairman								
2020	$1,136,125	—	$12,568,644	—	$1,817,875	—	$8,564	**$15,531,208**
2019	$1,136,125	—	$11,614,219	—	$2,272,250	—	$9,281	**$15,031,875**
2018	$1,136,125	—	$3,622,012	—	$1,918,631	—	$9,071	**$6,685,839**
KC McClure Chief Financial Officer								
2020	$975,000	—	$4,839,327	—	$1,486,456	—	$7,041	**$7,307,824**
2019	$781,253	—	$1,684,438	—	$1,044,145	—	$4,676	**$3,514,512**
Gianfranco Casati[1] Chief Executive Officer—Growth Markets								
2020	$1,081,081	—	$4,935,479	—	$1,851,892	—	$178,765	**$8,047,217**
2019	$1,099,159	—	$3,325,038	—	$1,549,154	—	$178,397	**$6,151,748**
2018	$1,108,990	—	$3,076,423	—	$1,471,492	—	$197,699	**$5,854,604**
Jean-Marc Ollagnier[2] Chief Executive Officer—Europe								
2020	$1,004,791	—	$5,025,244	—	$1,640,010	—	$15,909	**$7,685,954**

(1) Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted his fiscal 2020 compensation to U.S. dollars at an exchange rate of 1.38750, which was the average of the monthly translation rates for fiscal 2020.

(2) Mr. Ollagnier is based in Europe and is compensated in euros. We converted his fiscal 2020 compensation to U.S. dollars at an exchange rate of 0.90274, which was the average of the monthly translation rates for fiscal 2020.

(3) Represents aggregate grant date fair value of stock awards granted during each of the years presented, computed in accordance with Topic 718, without taking into account estimated forfeitures. For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2020. Terms of the stock awards for fiscal 2020 performance are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above. With respect to amounts included for the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards, the estimate of the grant date fair value determined in accordance with Topic 718, which is based on probable outcome as of the grant date, assumes vesting between target and maximum. Assuming the achievement of either the probable outcome as of the grant date or maximum performance, the aggregate grant date fair value of the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards for each fiscal year included in this column would be as follows:

| | | Key Executive Performance Share Program | |
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2020	$9,233,746	$11,531,240
	2019	$2,575,061	$3,224,873
	2018	$2,326,526	$3,224,941
Mr. Rowland	2020	$9,093,672	$11,356,314
	2019	$8,144,431	$10,199,763
	2018	$2,597,076	$3,599,966
Ms. McClure	2020	$2,342,192	$2,924,965
	2019	$1,437,185	$1,799,877
Mr. Casati	2020	$2,582,439	$3,224,988
	2019	$2,575,061	$3,224,873
	2018	$2,326,526	$3,224,941
Mr. Ollagnier	2020	$2,672,204	$3,337,097

| | | 2020 Next Generation Leadership Performance Share Program | |
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2020	$1,603,087	$2,249,946
Ms. McClure	2020	$1,603,087	$2,249,946
Mr. Casati	2020	$1,603,087	$2,249,946
Mr. Ollagnier	2020	$1,603,087	$2,249,946

As described above under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program," awards under our Accenture Leadership Performance Equity Award Program are typically granted in January in recognition of prior fiscal year performance. Thus, a portion of the amounts reported under "Stock Awards" each year in the Summary Compensation Table was granted in recognition of the prior fiscal year's performance.

(4) Amounts reflect payments that were made under the Global Annual Bonus program with respect to the 2020, 2019 and 2018 fiscal years, respectively. The terms of the Global Annual Bonus are summarized under "Compensation Discussion and Analysis—Compensation Programs— Cash Compensation—Global Annual Bonus" above.

(5) In accordance with the SEC's disclosure rules, perquisites and other personal benefits provided to Mr. Rowland, Ms. McClure and Mr. Ollagnier for fiscal 2020 are not included because the aggregate incremental cost of these items was less than $10,000. The incremental costs of perquisites and other personal benefits provided to Ms. Sweet for fiscal 2020 included tax preparation fees, modest gifts, $36,237 for the actual fees paid to a service provider for replacing prior security systems at Ms. Sweet's residence, use of a car and driver and $79,515 for personal use of a Company-provided aircraft, which, in light of the results of an independent security study, the Company encourages Ms. Sweet to use for security and business productivity reasons. Ms. Sweet's personal travel on Company-provided aircraft is limited to an aggregate incremental Company cost not to exceed $200,000 per year. Such incremental cost is calculated based on the variable operating costs to the Company of any personal flights. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. The incremental cost of perquisites and other personal benefits provided to Mr. Casati for fiscal 2020 included tax preparation fees, modest gifts, a health insurance premium payment and $172,881 for a housing allowance and maintenance costs.

Included for fiscal 2020 are life insurance premium payments of $4,362 for Ms. Sweet, $8,195 for Mr. Rowland, $6,827 for Ms. McClure, $3,538 for Mr. Casati and $10,347 for Mr. Ollagnier, and payments of $5,296 to Ms. Sweet, $369 to Mr. Rowland and $214 to Ms. McClure as reimbursement for excess taxes paid by them in jurisdictions in which those executives provided services to the Company outside of their respective home jurisdictions. These services resulted in taxes due in excess of the rate applicable to their respective home jurisdictions, which excesses were reimbursed by the Company. The amounts further include $2,870 for Mr. Ollagnier for profit-sharing contributions mandated by French law and $2,692 for matching contributions to a Company savings plan.

Grants of Plan-Based Awards for Fiscal 2020

The table below summarizes each grant of an equity or non-equity award made to the named executive officers during fiscal 2020 under any incentive plan.

Name	Grant Date	Date of Committee Approval	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards($)[3]
			Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)		
Julie Sweet	1/1/2020	10/22/2019	—	—	—	18,282[4]	36,564[4]	54,846[4]	—	$9,233,746
	1/1/2020	10/22/2019	—	—	—	—	—	—	3,567[5]	$749,953
	1/5/2020	7/17/2019	—	—	—	—	—	—	1,081[6]	$202,762
	3/1/2020	1/29/2020	—	—	—	4,184[7]	8,368[7]	12,552[7]	—	$1,603,087
	10/22/2019	10/22/2019	—	$2,500,000	$5,000,000	—	—	—	—	—
David P. Rowland	1/1/2020	10/22/2019	—	—	—	18,005[4]	36,009[4]	54,014[4]	—	$9,093,672
	1/1/2020	10/22/2019	—	—	—	—	—	—	16,528[5]	$3,474,972
	10/22/2019	10/22/2019	—	$1,590,575	$2,272,250	—	—	—	—	—
KC McClure	1/1/2020	10/22/2019	—	—	—	4,637[4]	9,275[4]	13,912[4]	—	$2,342,192
	1/1/2020	10/22/2019	—	—	—	—	—	—	3,329[5]	$699,914
	3/1/2020	1/29/2020	—	—	—	4,184[7]	8,368[7]	12,552[7]	—	$1,603,087
	1/5/2020	7/17/2019	—	—	—	—	—	—	1,035[6]	$194,134
	10/22/2019	10/22/2019	—	$1,170,000	$1,950,000	—	—	—	—	—
Gianfranco Casati	1/1/2020	10/22/2019	—	—	—	5,113[4]	10,226[4]	15,339[4]	—	$2,582,439
	1/1/2020	10/22/2019	—	—	—	—	—	—	3,567[5]	$749,953
	3/1/2020	1/29/2020	—	—	—	4,184[7]	8,368[7]	12,552[7]	—	$1,603,087
	10/22/2019	10/22/2019	—	$1,189,189	$2,162,162	—	—	—	—	—
Jean-Marc Ollagnier[1]	1/1/2020	1/1/2020	—	—	—	4,102[4]	8,204[4]	12,306[4]	—	$2,071,810
	8/20/2020	8/20/2020	—	—	—	1,062[4]	2,125[4]	3,187[4]	—	$600,394
	1/1/2020	10/22/2019	—	—	—	—	—	—	3,567[5]	$749,953
	3/1/2020	1/29/2020	—	—	—	4,184[7]	8,368[7]	12,552[7]	—	$1,603,087
	10/22/2019	10/22/2019	—	$1,102,754	$2,005,007	—	—	—	—	—

(1) The equity awards to Mr. Ollagnier were granted under our French Qualified Sub-plan to our Share Incentive Plan (the "French Qualified Sub-plan"). Although those awards have generally the same terms and conditions as the corresponding awards granted to Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France, as described in the "Nonqualified Deferred Compensation for Fiscal 2020" table below.

(2) Represents cash award target opportunity range made pursuant to the Global Annual Bonus program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" and "Compensation Discussion and Analysis—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations" above. For Ms. Sweet, the cash award target was 200% of her base compensation, for Mr. Rowland, the cash award target was 140% of his base compensation, and for the other named executive officers, the cash award target was, on average, 113% of base compensation. The amounts for Mr. Casati who is compensated in Singapore dollars, and Mr. Ollagnier, who is compensated in euros, were converted into U.S. dollars at exchange rates of 1.38750 and 0.90274, respectively, which were the averages of the monthly translation rates for fiscal 2020. For the actual amounts to be paid to each of the other named executive officers, see the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" above and the applicable footnote. Amounts reported under the "Maximum" column represent the highest end of the target opportunity range.

(3) Represents the grant date fair value of each equity award computed in accordance with Topic 718, without taking into account estimated forfeitures. With respect to the RSU grants made pursuant to the 2020 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program, the grant date fair value assumes vesting between target and maximum.

(4) Reflects RSU grants made pursuant to the 2020 Key Executive Performance Share Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Key Executive Performance Share Program" above, except that Mr. Rowland's award granted on January 1, 2020 is not subject to a service vesting requirement.

(5) Represents RSU grants made pursuant to the 2020 Accenture Leadership Performance Equity Award Program in recognition of fiscal year 2019 performance, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program" above.

(6) Represents matching RSU grants made pursuant to the Voluntary Equity Investment Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Voluntary Equity Investment Program" above.

(7) Reflects RSU grants made pursuant to the 2020 Next Generation Leadership Performance Share Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—2020 Next Generation Leadership Performance Share Program" above, except that Mr. Casati's award granted on March 1, 2020 is not subject to a service vesting requirement.

Outstanding Equity Awards at August 31, 2020

The following table provides details about each outstanding equity award held by our named executive officers as of August 31, 2020.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested(#)[2][3]	Market Value of Shares or Units of Stock That Have Not Vested($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[4]
Julie Sweet	24,436	$5,862,929	91,682	$21,997,262
David P. Rowland	—	—	122,203	$29,320,166
KC McClure	2,585	$620,219	38,413	$9,216,431
Gianfranco Casati	—	—	51,713	$12,407,500
Jean-Marc Ollagnier[1]	—	—	44,716	$10,728,710

(1) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2020" table below.

(2) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

	Award	Grant Date	Number	Vesting
Ms. Sweet	2019 Accenture Leadership Performance Equity Award Program	January 1, 2019	1,829	In full on January 1, 2021
	2020 Accenture Leadership Performance Equity Award Program	January 1, 2020	2,407	In 2 installments: 1,203 on January 1, 2021, and 1,204 on January 1, 2022
	2018 Voluntary Equity Investment Program	January 5, 2019	1,250	In full on January 5, 2021
	2019 Voluntary Equity Investment Program	January 5, 2020	1,095	In full on January 5, 2022
	2018 Key Executive Performance Share Program	January 1, 2018	17,855	In full on October 14, 2020
Ms. McClure	2020 Accenture Leadership Performance Equity Award Program	January 1, 2020	1,124	In full on January 1, 2021
	2018 Voluntary Equity Investment Program	January 5, 2019	413	In full on January 5, 2021
	2019 Voluntary Equity Investment Program	January 5, 2020	1,048	In full on January 5, 2022

(3) Pursuant to the provisional age-based vesting conditions of their awards under the 2018 Key Executive Performance Share Program, the awards to each of the named executive officers, except Ms. Sweet, under the program are treated as having vested as of August 31, 2020. See the "Stock Vested in Fiscal 2020" table below.

(4) Values determined based on August 31, 2020 closing market price of Accenture plc Class A ordinary shares of $239.93 per share.

(5) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

	Key Executive Performance Share Program			2020 Next Generation Leadership Performance Share Program
Fiscal Year: Award Date: Based on Plan Achievement Level:	2019 January 1, 2019 Maximum	2020 January 1, 2020 Maximum	2020 August 20, 2020 Maximum	2020 March 1, 2020 Maximum
Ms. Sweet	23,541	55,489	—	12,652
Mr. Rowland	67,556	54,647	—	—
Ms. McClure	11,685	14,076	—	12,652
Mr. Casati	23,541	15,520	—	12,652
Mr. Ollagnier[a]	16,425	12,452	3,187	12,652

RSUs granted pursuant to the 2019 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2018 and ending August 31, 2021 as determined by the Compensation Committee following the end of fiscal 2021. RSUs granted pursuant to the fiscal 2020 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria for the period beginning September 1, 2019 and ending August 31, 2022 as determined by the Compensation Committee following the end of fiscal 2022. The terms of the 2020 Key Executive Performance Share Program are summarized above in "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation."

RSUs granted pursuant to the 2020 Next Generation Leadership Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2019 and ending August 31, 2022 as determined by the Compensation Committee following the end of fiscal 2022. The terms of the 2020 Next Generation Leadership Performance Share Program are summarized above in "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation."

Results for the 2019 and 2020 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program cannot be determined at this time. As results to date indicate achievement between the target and maximum levels for the 2019 and 2020 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program, the amounts reflected in the column with respect to that program are the maximum amounts.

(a) Granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2020" table below.

Stock Vested in Fiscal 2020

The table below sets forth the number of shares acquired in fiscal 2020 as a result of the vesting of RSUs awarded to our named executive officers under our compensatory equity programs.

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)[2]
Julie Sweet	36,389	$7,027,564
David P. Rowland	36,522	$8,241,301
KC McClure	3,961	$824,570
Gianfranco Casati	21,436	$5,049,403
Jean-Marc Ollagnier	16,068	$3,752,905

(1) Reflects vesting of RSUs, as further described below. The terms of our current programs under which we award RSUs to our named executive officers are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above.

	Program	Number of Shares Acquired on Vesting	Date of Acquisition
Ms. Sweet	2017 Key Executive Performance Share Program[a]	24,713	10/22/2019
	2017 Accenture Leadership Performance Equity Award Program	2,243	1/1/2020
	2018 Accenture Leadership Performance Equity Award Program	3,353	1/1/2020
	2019 Accenture Leadership Performance Equity Award Program	3,605	1/1/2020
	2020 Accenture Leadership Performance Equity Award Program	1,194	2/1/2020
	2017 Voluntary Equity Investment Program	1,281	1/5/2020
Mr. Rowland	2018 Key Executive Performance Share Program[b]	19,931	8/31/2020
	2020 Accenture Leadership Performance Equity Award Program	16,591	2/1/2020
Ms. McClure	2018 Accenture Leadership Performance Equity Award Program	414	1/1/2020
	2019 Accenture Leadership Performance Equity Award Program	889	1/1/2020
	2020 Accenture Leadership Performance Equity Award Program	2,227	2/1/2020
	2017 Voluntary Equity Investment Program	431	1/5/2020
Mr. Casati	2018 Key Executive Performance Share Program[b]	17,855	8/31/2020
	2020 Accenture Leadership Performance Equity Award Program	3,581	2/1/2020
Mr. Ollagnier	2018 Key Executive Performance Share Program[b][c]	12,458	8/31/2020
	2020 Accenture Leadership Performance Equity Award Program[c]	3,610	2/1/2020

(a) Vesting of the 2017 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2016 and ended August 31, 2019, was determined by the Compensation Committee on October 22, 2019. Pursuant to the 2017 Key Executive Performance Share Program, 128.3% of the target award of RSUs vested on October 22, 2019, after the end of fiscal 2019, based on the Company's achievement of specified performance criteria over the 3-year performance period. Because as of August 31, 2019, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them were treated as having vested in full as of that date, however, none of the awards actually vested until the stated vesting date of October 22, 2019. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(b) Vesting of the 2018 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2017 and ended August 31, 2020, was determined by the Compensation Committee on October 14, 2020. Pursuant to the 2018 Key Executive Performance Share Program, 122.5% of the target award of RSUs vested on October 14, 2020, after the end of fiscal 2020, based on the Company's achievement of specified performance criteria over the 3-year performance period. Because as of August 31, 2020, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them are being treated as having vested in full as of that date, however, none of the awards actually vested until the stated vesting date of October 14, 2020. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(c) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2020" table below.

(2) Reflects the aggregate fair market value of shares vested on the applicable date(s) of vesting.

Nonqualified Deferred Compensation for Fiscal 2020

Mr. Ollagnier's equity awards were granted under our French Qualified Sub-plan. Although these awards have generally the same terms and conditions as the corresponding awards granted to Accenture Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France. Under such restrictions and provisions, Accenture plc Class A ordinary shares underlying vested RSUs cannot be delivered until the first anniversary from the date of grant and are subject to a 2-year minimum holding period from grant date. The following table sets forth information with respect to RSUs awarded to Mr. Ollagnier that have vested, but for which the underlying Accenture plc Class A ordinary shares were not immediately delivered to him.

Name	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)[1]	Aggregate Earnings in Last Fiscal Year($)[2]	Aggregate Withdrawals/ Distributions($)[3]	Aggregate Balance at Last Fiscal Year End($)[4]
Jean-Marc Ollagnier	—	$737,705	$13,194	$1,137,650	$866,147

(1) Represents the aggregate fair market value on the applicable date of vesting of the Accenture plc Class A ordinary shares underlying RSUs that vested during fiscal 2020, but for which the underlying shares were not immediately delivered to the named executive officer. Such value is included in the "Stock Vested in Fiscal 2020" table above.

(2) Represents earnings on undelivered Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares were not immediately delivered to the named executive officer, including adjustments to such awards to reflect Accenture's payments of dividends on its Accenture plc Class A ordinary shares during fiscal 2020 pursuant to the terms of those awards and adjustments to the aggregate fair market values of the underlying shares and dividend shares. No such earnings are considered above-market or preferential and, accordingly, are not included in the "Summary Compensation Table" above.

(3) Represents the aggregate fair market value on the applicable date of delivery during fiscal 2020 of the Accenture plc Class A ordinary shares underlying RSUs.

(4) Represents the aggregate fair market value at August 31, 2020 of the Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares had not yet been delivered to the named executive officer as of that date. The value is determined based on the August 31, 2020 closing market price of Accenture plc Class A ordinary shares of $239.93 per share.

Potential Payments Upon Termination

Employment Agreements

Mr. Casati is subject to our standard employment agreement for members of Accenture Leadership in Singapore that provides for certain post-termination payments:

- payments for his post-employment non-competition and non-solicitation obligations, equal to his annual base compensation, except that the Company will not be obligated to make such payments in the event it waives the non-competition and non-solicitation obligations on or before termination. Such amounts are payable in two installments, the first within 30 days following termination and the second within 30 days following the 12-month anniversary of termination; and

- 4 months' notice for termination (or payment of 4 months' base compensation in lieu of notice), except in the event of termination for cause, payable in a lump sum.

Mr. Ollagnier is entitled to specified payments in connection with the termination of his employment under his employment agreement and the requirements of French law:

- payments for his post-employment non-competition and non-solicitation obligations, equal to 35% of 12 months' base and bonus compensation (based on the average amount received over the 12 months preceding termination), except that those payments can be reduced or limited to the extent the Company chooses not to enforce the non-competition and non-solicitation obligations. Such amounts are payable monthly over the 12-month period following termination;

- 3 months' notice (or payment of 3 months' base and bonus compensation (based on the average amount received over the 12 months preceding termination) in lieu of notice) except in the case of serious or gross misconduct, payable in a lump sum; and

- except in the case of voluntary resignation, a severance payment under the collective bargaining agreement that applies under French law to all Accenture employees in France, equal to one-third of a month of base and bonus compensation (based on the average amount received over the 12 months preceding termination) per year of service, up to a maximum of 12 months, payable in a lump sum.

If the employment of Mr. Casati or Mr. Ollagnier had been terminated as of August 31, 2020 (the last business day of fiscal 2020), they would have been entitled to receive the following amounts pursuant to their respective employment agreements and applicable local legal requirements:

	Aggregate Termination Payments	
	Voluntary Termination($)[1]	Involuntary Termination Without Notice($)[2]
Gianfranco Casati[3]	$1,081,081	$1,441,441
Jean-Marc Ollagnier[4]	$857,120	$3,782,212

(1) Amounts shown in this column reflect the following: (a) for Mr. Casati, an amount equal to 12 months of his fiscal 2020 base compensation; and (b) for Mr. Ollagnier, an amount equal to 35% of 12 months of his fiscal 2020 base compensation and his fiscal 2019 Non-Equity Incentive Plan Compensation amount. Such payments are conditioned upon the executive's continued compliance with the non-competition and non-solicitation obligations set forth in the relevant executive's employment agreement for a period of 12 months following termination of employment.

(2) Amounts shown in this column reflect the following: (a) for Mr. Casati, an amount equal to (x) 12 months of his fiscal 2020 base compensation and (y) 4 months of his fiscal 2020 base compensation; and (b) for Mr. Ollagnier, an amount equal to (x) 35 % of 12 months of his fiscal 2020 base compensation and his fiscal 2019 Non-Equity Incentive Plan Compensation amount, (y) 11 and 1/3 months of his fiscal 2020 base compensation and fiscal 2019 Non-Equity Incentive Plan Compensation amount and (z) 3 months of his fiscal 2020 base compensation and fiscal 2019 Non-Equity Incentive Plan Compensation amount.

(3) Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 1.38750, which was the average of the monthly translation rates for fiscal 2020.

(4) Mr. Ollagnier is based in Europe and is compensated in euros. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 0.90274, which was the average of the monthly translation rates for fiscal 2020, and the amount he would be entitled to receive with respect of his fiscal 2019 Non-Equity Incentive Plan Compensation amounts at an exchange rate of 0.87958, which was the average of the monthly translation rates for fiscal 2019.

U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program

Members of Accenture Leadership employed in the United States, including Ms. Sweet, Mr. Rowland and Ms. McClure, are eligible for benefits under our U.S. Accenture Leadership Separation Benefits Plan and our U.S. Retiree Medical Benefits Program. Estimated benefits under these plans are summarized in the table below.

With respect to our most senior leaders, the U.S. Accenture Leadership Separation Benefits Plan provides that, subject to the terms and conditions of the plan, and contingent upon the execution of a separation agreement (which requires, among other things, a complete release of claims and affirmation of existing post-departure obligations, including non-compete and non-solicitation requirements), if the employment of a member of Accenture Leadership is involuntarily terminated, other than for "cause" (as defined under the plan) or certain other exceptions listed in the plan relating to terminations following a leave of absence or in connection with a business transaction where the individual is offered a position with a successor, the terminated executive is entitled to receive the following:

- if the termination is for reasons unrelated to performance: (1) an amount equal to 6 months of base compensation, plus (2) 1 week of base compensation for each completed year of service (up to an additional 8 weeks of base compensation), plus (3) a $12,000 COBRA payment (which is related to health and dental benefits); or

- if the termination is for reasons related to performance: (1) an amount equal to 4 months of base compensation, plus (2) an $8,000 COBRA payment.

All such payments will be made in a lump sum. In addition, under this plan, members of Accenture Leadership who are eligible for the plan benefits described above, including those terminated for reasons related to performance, are entitled to 12 months of outplacement benefits, which is provided by an outside firm selected by Accenture, at a maximum cost to Accenture of $11,000 per person.

Members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefits Program, which provides partially subsidized medical insurance benefits for the retired members of Accenture Leadership and their dependents.

The following table sets forth estimated benefits under the U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program for the named executive officers who are employed in the United States during fiscal 2020.

	U.S. Accenture Leadership Separation Benefits Plan		U.S. Retiree Medical Benefits Program
	Potential Payments if Termination is for Reasons Unrelated to Performance($)[1]	Potential Payments if Termination is for Reasons Related to Performance($)[2]	Estimated Present Value of Future Benefits($)[3]
Julie Sweet	$840,308	$435,667	$301,224
David P. Rowland	$765,851	$397,708	$287,577
KC McClure	$660,500	$344,000	$271,594

(1) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to 6 months plus 8 weeks of his or her annual base compensation, (b) a $12,000 COBRA payment and (c) $11,000 of outplacement services.

(2) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to 4 months of his or her annual base compensation, (b) an $8,000 COBRA payment and (c) $11,000 of outplacement services.

(3) The estimated present value of these medical insurance benefits is calculated (a) assuming each individual retired on August 31, 2020 (the last business day of fiscal 2020) or the earliest age at which they would be eligible for retirement and commenced receiving benefits immediately thereafter, (b) using a discount rate of 2.50% and (c) using mortality rates from U.S. mortality tables released by the Society of Actuaries.

Long-Term Equity Compensation

Death or Disability

The terms of our equity grant agreements for programs other than the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for the immediate acceleration of vesting in the event of the termination of the program participant's employment due to death or disability. The equity grant agreements for our Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for provisional vesting of the awards in the event of the termination of the participant's employment due to death or disability. Provisional vesting means that, while the timing of vesting of the Key Executive Performance Share Program awards is not accelerated due to death or disability, vesting continues to occur as if the participant's employment had not terminated under those circumstances.

With respect to each of our named executive officers, the number of RSUs that would have vested under these circumstances and the aggregate market value of such RSUs as of the last business day of fiscal 2020 (based on the closing price per share on August 31, 2020) is equal to the amount and value of shares set forth in the "Stock Awards" columns of the "Outstanding Equity Awards at August 31, 2020" table above. Although vesting cannot yet be determined for the 2019 and 2020 Key Executive Performance Share Program awards or the 2020 Next Generation Leadership Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for both programs, maximum amounts are included in that table with respect to each of these programs.

Other Terminations

The terms of our equity grant agreements for the Accenture Leadership Performance Equity Award Program also provide that, in the event of an involuntary termination of the program participant's employment, RSUs scheduled to vest within 12 months of termination immediately vest. However, shares underlying such RSUs will not be delivered until after the scheduled vesting date unless the program participant dies before such date.

The terms of our equity grant agreements for the Voluntary Equity Investment Program provide that (1) in the event of an involuntary termination of the program participant's employment prior to the first anniversary of the grant date, 50% of the RSUs will immediately vest and (2) in the event of an involuntary termination that occurs on or after the first anniversary of the grant date, all of the RSUs will immediately vest. In both cases, however, the shares underlying the RSUs will not be delivered until after the scheduled vesting date, unless the program participant dies before such date.

The terms of our equity grant agreements for the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program also provide for provisional vesting of the awards in the event of (1) voluntary termination of the program participant's employment after reaching age 50 and completing 15 years of continuous service or (2) involuntary termination without cause. In such cases, the participant is entitled to pro rata vesting of his or her award at the end of the 3-year performance period based on the portion of the performance period during which he or she was employed.

Qualifying members of our global management committee who retire on or after the fiscal year-end but before the following February 1 receive a cash payment in recognition of their prior fiscal year performance rather than receiving the shares underlying RSUs under the Accenture Leadership Performance Equity Award Program that they would have received had they not retired before that date.

The following table sets forth the amounts each named executive officer would have been entitled to receive under these provisions if his or her employment had been terminated as of August 31, 2020:

Name	Vesting of Equity Award following Voluntary Termination($)(1)(2)	Vesting of Equity Award following Involuntary Termination($)(1)(2)	Cash Payment in Lieu of Equity Award Following Retirement($)(3)
Julie Sweet	$4,283,950	$14,253,042	$854,167
David P. Rowland	$27,218,619	$27,218,619	$3,475,000
KC McClure	$3,601,829	$4,096,325	$633,333
Gianfranco Casati	$8,042,214	$8,042,214	$950,000
Jean-Marc Ollagnier	$4,485,011	$4,485,011	$950,000

(1) The amounts in this column reflect the aggregate value of the vesting of RSU awards previously granted to the named executive officers under the termination provisions described above. Although vesting cannot yet be determined for the 2019 and 2020 Key Executive Performance Share Program awards and the awards or the 2020 Next Generation Leadership Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for each of these programs, vesting is reflected at the maximum amounts with respect to each of these programs.

(2) Values determined based on the August 31, 2020 closing market price of Accenture plc's Class A ordinary shares of $239.93 per share.

(3) Amounts shown in this column reflect the applicable portions of the grant date fair value of RSU awards to be made in January 2021 under the Accenture Leadership Performance Equity Award Program, which were approved by the Compensation Committee following the end of fiscal 2020.

Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our chief executive officer to the annual total compensation of our median employee.

Our Employees

As of August 31, 2020, we employed approximately 506,000 people in 50 countries. Because of the geographical distribution of our workforce, our compensation program reflects many factors to determine how we compensate our employees in different countries around the world.

Our Fiscal 2020 Pay Ratio

Applying a cost-of-living adjustment, our identified median employee is located in India, with annual total compensation for fiscal 2020 of $42,794. Comparing this to the annual total compensation of our chief executive officer of $17,184,847, our pay ratio was 402:1. Without the cost-of-living adjustment, the identified median employee is also located in India, with annual total compensation for fiscal 2020 of $21,810, resulting in a ratio of 788:1.

Pay Ratio Methodology

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the following methodology:

- **Identifying the Global Employee Population.** We used our global employee population as of August 31, 2018 of approximately 459,000 and excluded the following employees, who represent less than 1% of our employees: (i) 4,397 from businesses mainly in the digital space that we acquired during fiscal 2018, and (ii) 67 in Andorra, 78 in Puerto Rico and 16 in Taiwan. As a result of these exclusions, we considered a population of 454,614 employees.

- **Identifying the Median Employee.** We used annual base salary as of August 31, 2018 to identify our median employees. There has been no change in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure. Thus, as permitted under the SEC rules, we used the same cost-of-living adjusted median employee as we used in 2018 and 2019, whom we identified as the median of the group of employees with the same median annual base salary. For 2020, we substituted our median employee without the cost-of-living adjustment used in 2018 and 2019, because this employee has departed and received a nominal 2020 bonus linked to performance. As a result, we have substituted a new median employee whose compensation was substantially similar to the originally identified median employee without the cost-of-living adjustment in 2018. Foreign currencies were converted into U.S. dollars using the average of the monthly translation rates for fiscal 2018. World Bank's Purchasing Power Parity conversion factors were used to calculate the cost-of-living adjustment.

Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Audit

Audit Committee Report

The Audit Committee is composed entirely of independent directors, each of whom meets the independence and experience requirements set forth by the SEC and the NYSE. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

The Audit Committee operates pursuant to a written charter, which may be accessed through the Governance Principles section of our website at https://accenture.com/us-en/company-principles. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements, subject to any requirements under Irish law. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal accounting controls. KPMG, Accenture's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. As part of the Audit Committee's oversight function, the Audit Committee:

- Reviewed and discussed the Company's annual audited financial statements, assessment of the effectiveness of internal control over financial reporting and quarterly financial statements with management and with KPMG;

- Reviewed related matters and disclosure items, including the Company's earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company's chief executive officer and chief financial officer certify the information contained in its quarterly and annual filings;

- Discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and discussed with KPMG their independence and related matters.

In addition, in reliance upon its reviews and discussions as outlined above, the Audit Committee recommended to the Board of Directors the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K for the fiscal year ended August 31, 2020 for filing with the SEC and approved the Company's Irish financial statements for presentation to the Company's shareholders. The Audit Committee also recommended during fiscal 2021 that KPMG be re-appointed as the Company's independent registered public accounting firm to serve until the Company's annual general meeting of shareholders in 2022 and that the Board submit this appointment to the Company's shareholders for ratification at the Annual Meeting. This report is provided by the following independent directors, who compose the Audit Committee:

The Audit Committee
Paula A. Price, Chair
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis

Proposal 3: Non-Binding Ratification of Appointment of Independent Auditors and Binding Authorization of the Board to Determine Its Remuneration

Shareholders are being asked to vote to ratify, in a non-binding vote, the appointment of our independent registered public accounting firm, KPMG, and also to vote to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine KPMG's remuneration. Upon the Audit Committee's recommendation, the Board has recommended the re-appointment of KPMG as our independent registered public accounting firm to audit our consolidated financial statements and our internal control over financial reporting for the fiscal year ending August 31, 2021. Although ratification is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. KPMG has served as our auditor since 2002, and we believe that the continued retention of KPMG is in the best interests of the Company and its shareholders. If our shareholders fail to ratify the selection, it will be regarded as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considers, among other things: the historical and recent performance of our current independent auditor; external data on audit quality and performance, including PCAOB reports; and the capabilities, audit approach, industry experience, independence and tenure of the audit firm. To help ensure the independence of our auditor, the Audit Committee periodically considers the rotation of our independent auditor and the advisability and potential impact of selecting a different independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the lead engagement partner, the Audit Committee and its chairman are directly involved in the selection of KPMG's lead engagement partner.

We expect that one or more representatives of KPMG will attend the Annual Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to appropriate questions.

As required under Irish law, the resolution in respect of Proposal 3 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The Text of the Resolution in Respect of Proposal 3 Is as Follows:

"To ratify, in a non-binding vote, the appointment of KPMG as the independent registered public accounting firm for the Company until the next annual general meeting of the Company in 2022 and to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine its remuneration."

 **The Board recommends that you vote "FOR" the non-binding ratification of the appointment of KPMG as independent registered public accounting firm and the binding authorization of the Board, acting through the Audit Committee, to determine KPMG's remuneration.**

Independent Auditor's Fees

The following table describes fees for services rendered by KPMG, Accenture's principal accountant, for the years ended August 31, 2020 and August 31, 2019.

(in thousands of U.S. dollars)	2020	2019
Audit Fees[1]	$24,087	$20,221
Audit-Related Fees[2]	1,327	1,406
Tax Fees[3]	1,501	1,172
All Other Fees[4]	4	3
Total Fees	**$26,919**	**$22,802**

(1) Audit Fees, including those for statutory audits, include the aggregate fees recorded for the fiscal year indicated for professional services rendered by KPMG for the audit of Accenture plc's annual financial statements and review of financial statements included in Accenture's Forms 10-K and Forms 10-Q. Audit Fees also include fees for the audit of Accenture's internal control over financial reporting.

(2) Audit-Related Fees include the aggregate fees recorded during the fiscal year indicated for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of Accenture plc's financial statements and not included in Audit Fees. Audit-Related Fees also include fees for merger and acquisition due diligence services.

(3) Tax Fees include the aggregate fees recorded during the fiscal year indicated for professional services and products provided by KPMG for tax compliance, tax advice and tax planning.

(4) All Other Fees include the aggregate fees recorded during the fiscal year indicated for products and services provided by KPMG, other than the services reported above. These fees include other consulting services. The Audit Committee concluded that the provision of these services and related fees does not affect the independence of KPMG.

Procedures for Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Pursuant to its charter, the Audit Committee is responsible for reviewing and approving, in advance, any audit and any permissible non-audit engagement or relationship between Accenture and its independent auditors. The Audit Committee has delegated to its chair the authority to review and pre-approve any such engagement or relationship, which may be proposed in between its regular meetings. Any such pre-approval is subsequently considered and ratified by the Audit Committee at the next regularly scheduled meeting. In connection with the approval of any non-audit services, the Audit Committee concluded that the provision of these services and related fees do not affect the independence of KPMG.

Annual Irish Law Proposals
Proposal 4: Board Authority to Issue Shares

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares that are part of the company's authorized but unissued share capital. Our current authorization, approved by shareholders at our 2020 annual general meeting, will expire on July 30, 2021. We are presenting this Proposal 4 to renew the Board's authority to issue our authorized shares on the terms set forth below.

We understand that it is customary practice in Ireland to seek shareholder authority to issue up to 33% of a company's issued ordinary share capital and for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking approval to authorize the Board to issue up to a maximum of 33% of our issued ordinary share capital as of December 7, 2020 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 4 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The Text of the Resolution in Respect of Proposal 4 Is as Follows:

"That the directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $23,619.88 (218,361,663 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of December 7, 2020 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 **The Board recommends that you vote "FOR" granting the Board authority to issue shares under Proposal 4.**

Proposal 5: Board Authority to Opt-Out of Pre-emption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the pre-emption right). Because our current authority will expire on July 30, 2021, we are presenting this Proposal 5 to renew the Board's authority to opt-out of the pre-emption right on the terms set forth below.

We understand that it is customary practice in Ireland to seek shareholder authority to opt-out of the pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) the issuance of shares for cash, if the issuance is limited to up to 5% of a company's issued ordinary share capital. It is also customary practice for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking this authority for a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 4, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 5 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorized to opt-out of pre-emption rights if it is authorized to issue shares, which authority is being sought in Proposal 4.

The Text of the Resolution in Respect of Proposal 5 Is as Follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Proposal 4 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by Proposal 4 as if sub-section (1) of section 1022 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $3,578.77 (33,085,100 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of December 7, 2020 (the latest practicable date before this proxy statement)),

and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."



The Board recommends that you vote "FOR" granting the Board authority to opt-out of pre-emption rights under Proposal 5.

Proposal 6: Determine Price Range for Re-Allotment of Treasury Shares

Our historical open-market share repurchases and other share buyback activities result in some of our ordinary shares being returned as treasury shares. Our executive compensation program, the 2010 Employee Share Purchase Program, the 2010 Share Incentive Plan and our other compensation programs make use of treasury shares that we acquire through our various share buyback activities.

Under Irish law, our shareholders must authorize the price range at which Accenture plc may re-allot any shares held in treasury as new shares of Accenture plc. In this proposal, that price range is expressed as a percentage of the minimum and maximum of the closing market price on the day preceding the day on which the relevant share is re-allotted. Irish law requires that this authorization be renewed by our shareholders every 18 months, and we therefore expect that it will continue to be proposed at subsequent annual general meetings.

The authority being sought from our shareholders provides that the minimum and maximum prices at which a treasury Class A ordinary share may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any compensation program (including any share scheme or option scheme)) and 120%, respectively, of the closing market price of the Class A ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted, except as described below. Any re-allotment of treasury shares will only be at price levels that the Company considers to be in the best interests of our shareholders.

As required under Irish law, the resolution in respect of Proposal 6 is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The Text of the Resolution in Respect of Proposal 6 Is as Follows:

"As a special resolution, that the re-allotment price range at which any treasury Class A ordinary shares for the time being held by Accenture plc may be re-allotted shall be as follows:

(a) The maximum price at which a treasury Class A ordinary share may be re-allotted shall not be more than 120% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(b) The minimum price at which a treasury Class A ordinary share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under any compensation program (including any share scheme or option scheme) operated by Accenture plc or, in all other cases, not less than 95% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(c) The re-allotment price range as determined by paragraphs (a) and (b) shall expire 18 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 109 and/or 1078 of the Companies Act 2014."

 **The Board recommends that you vote "FOR" the determination of the price range at which Accenture plc can re-allot shares that it acquires as treasury shares.**

Questions and Answers About the Annual Meeting

Why Did I Receive These Proxy Materials?

We are providing these proxy materials in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting. We either (1) mailed you a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual Meeting how to vote and how to electronically access a copy of this proxy statement and our Annual Report for the fiscal year ended August 31, 2020 (referred to as the "Proxy Materials") or (2) mailed you a paper copy of the Proxy Materials and a proxy card in paper format. You received these Proxy Materials because you were a shareholder of record as of the close of business on December 7, 2020. If you have not received, but would like to receive, a paper copy of the Proxy Materials and a proxy card in paper format, you should follow the instructions for requesting such materials contained in the Notice of Internet Availability.

What Is the Date, Time and Location of the Annual Meeting?

We will hold the Annual Meeting at 3:00 pm local time on Wednesday, February 3, 2021, at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA.

In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the Annual Meeting and not to attend the Annual Meeting in person. Shareholders can vote their shares by proxy in advance of the Annual Meeting by using one of the options set forth below under "How Do I Vote?" Due to the health risks posed by the COVID-19 pandemic, the members of our Board and senior management do not intend to be physically present at our Annual Meeting in Ireland and will instead be participating remotely.

The Company is monitoring COVID-19 developments and other circumstances, as well as guidance issued by the Irish Health Service Executive ("HSE"), the Irish government, the U.S. Centers for Disease Control and Prevention, and the World Health Organization. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time or location of the meeting or holding the meeting by other means such as by remote electronic communication, we will announce our decision by press release and post additional information on the Investor Relations section of our website (http://investor.accenture.com). Furthermore, to promote the health and safety of attendees, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks. If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

Who Is Entitled to Vote?

The Board has set December 7, 2020 as the record date for the Annual Meeting. All persons who were registered holders of Accenture plc's Class A ordinary shares and/or Class X ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 661,135,130 Class A ordinary shares outstanding (which includes 26,889,663 shares held by Accenture) and 526,879 Class X ordinary shares outstanding. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc. Each shareholder of record is entitled to one vote per Class A ordinary share and one vote per Class X ordinary share on each matter submitted to a vote of shareholders. Holders of Class A ordinary shares and Class X ordinary shares will vote together, and not as separate classes, on all matters being considered at the Annual

Meeting. Your shares will be represented if you attend and vote at the Annual Meeting or if you submit a completed proxy by the voting deadlines set forth below.

How Do I Vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Computershare) can vote in any of the following ways:

- **By Telephone:** Call 1 (800) 690-6903 from the United States. You will need to use the 16-digit control number you were provided on your proxy card or Notice of Internet Availability, and follow the instructions given by the voice prompts.

- **Via the Internet:** Go to www.proxyvote.com to vote via the Internet using the 16-digit control number you were provided on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

- **By Mail:** If you received a paper copy in the mail of the Proxy Materials and a proxy card, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. You may also appoint a proxy to attend, speak and vote your shares at the Annual Meeting by submitting the proxy card (or proxy form set out in section 184 of the Companies Act 2014) and delivering such proxy to the General Counsel and Corporate Secretary at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. The proxy need not be a registered shareholder. Proxies must be received by the deadlines set forth below under "What Are the Deadlines to Submit My Vote?"

  If you sign and return your proxy, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board as described in this proxy statement. If any other matters are properly brought up at the Annual Meeting (other than the proposals contained in this proxy statement), then the named proxies will have the authority to vote your shares on those matters in accordance with their discretion and judgment. The Board currently does not know of any matters to be raised at the Annual Meeting other than the proposals contained in this proxy statement.

  If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

- **By Scanning the QR Code:** Scan the QR Code located on your proxy card or Notice of Internet Availability to access www.proxyvote.com and vote your shares online. Additional software may be required for scanning.

- **In Person**: Attend the Annual Meeting in Dublin or send a personal representative with an appropriate proxy to vote by poll card at the meeting. Please contact our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, for additional information about sending a personal representative on your behalf. For information about how to attend the Annual Meeting, please see "What do I need to be admitted to the Annual Meeting?" below. **However, as noted above, in light of the COVID-19 pandemic, we strongly recommend that you vote your shares by proxy in advance of the Annual Meeting.**

If I Am a Beneficial Owner of Shares Held in Street Name, How Do I Vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares "in street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

If I Am a Current or Former Accenture Employee with Employee Plan Shares, How Do I Vote?

If you are a current or former Accenture employee with shares received through our employee plans and held by Morgan Stanley Smith Barney LLC ("MSSB") or UBS Financial Services, Inc. ("UBS"), you may receive one proxy card that covers the shares held for you by MSSB and/or UBS, as well as any other shares registered directly in your name. You may submit one proxy for all of these shares via the Internet, by telephone or by mail in the same manner as described above for registered shareholders. If you vote your plan shares by 11:59 pm EST on January 31, 2021, MSSB and/or UBS will vote the shares as you have directed.

It is important that you direct MSSB and/or UBS how to vote your shares. If voting instructions are not received on time by MSSB, MSSB will not vote your shares for any proposal. If voting instructions are not received on time by UBS, UBS will not vote your shares on non-routine proposals (Proposals 1 and 2). UBS will, however, vote your shares on routine proposals

(Proposals 3, 4, 5 and 6) in the same proportion as the plan shares with respect to which voting instructions for routine proposals were received by UBS on a timely basis.

Participants with shares received through employee plans may attend the Annual Meeting by following the instructions in the section "What do I need to be admitted to the Annual Meeting?" below. Shares held through MSSB and/or UBS, however, can only be voted as described in this section and cannot be voted at the meeting.

What Are the Deadlines to Submit My Vote?

The deadlines to submit your votes for the Annual Meeting are set forth below.

Internet
Visit www.proxyvote.com
Votes cast by Internet must be received by 11:59 pm EST on February 2, 2021*



Mail
Mail your proxy card
Votes cast by mail must be received by 11:59 pm EST on February 2, 2021*



Telephone
Call 1 (800) 690-6903
Votes cast by phone must be received by 11:59 pm EST on February 2, 2021*



QR Code
Scan the QR Code
Votes cast by scanning the QR Code must be received by 11:59 pm EST on February 2, 2021*



*   For current and former employees who are voting employee plan shares held by MSSB or UBS, your proxy must be received by 11:59 pm EST on January 31, 2021. Beneficial owners of shares held in street name should refer to information from your bank, broker or nominee on how to submit voting instructions.

Can I Revoke My Proxy or Change My Vote After I Have Voted?

Yes. If you are a registered shareholder and previously voted by Internet, telephone, scanning a QR Code or mail, you may revoke your proxy or change your vote by:

• voting at a later date by Internet, telephone or scanning the QR code as set forth above before the closing of those voting facilities at 11:59 pm EST on February 2, 2021;

• mailing a proxy card (or form of proxy set out in section 184 of the Companies Act 2014) that is properly signed and dated with a later date than your previous vote and that is received no later than 11:59 pm EST on February 2, 2021;

• attending the Annual Meeting in Dublin and submitting a new poll card during the meeting (however, as noted above, in light of the COVID-19 pandemic, we strongly recommend that you vote your shares by proxy in advance of the Annual Meeting); or

• sending a written notice of revocation to our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA, which must be received before the commencement of the Annual Meeting.

If you are a current or former employee and your employee plan shares are held by MSSB or UBS, you may revoke your proxy and change your vote by voting at a later date by Internet, telephone or mail if you do so no later than 11:59 pm EST on January 31, 2021. You cannot revoke and change your proxy with respect to your employee plan shares after that date, and you cannot revoke and vote your plan shares in person at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy.

What Do I Need to Be Admitted to the Annual Meeting?

For shareholders who plan to attend the Annual Meeting, at the entrance to the Annual Meeting in Dublin, we will request to see your admission ticket and valid photo identification, such as a driver's license or passport. We encourage you to request an admission ticket for the Annual Meeting in advance. You may request admission tickets by visiting www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice of Internet Availability. If you do not request an admission ticket in advance, we will need to determine if you owned ordinary shares on the record date by:

- asking to review evidence of your share ownership as of December 7, 2020, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

- verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

Please see information regarding potential changes to our Annual Meeting due to COVID-19 developments, found in the "What Is the Date, Time and Location of the Annual Meeting?" section above.

What Constitutes a Quorum?

In order to establish a quorum at the Annual Meeting there must be at least 3 shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker "non-votes" are counted as present.

How Are Votes Counted?

You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to each of the proposals presented. A vote "FOR" will be counted in favor of the proposal or respective director nominee and a vote "AGAINST" will be counted against each proposal or respective nominee. Except as described below, an "ABSTAIN" vote will not be counted "FOR" or "AGAINST" and will have no effect on the voting results for any of the proposals in this proxy statement. Broadridge Investor Communication Solutions, Inc. will act as our Inspector of Election at the Annual Meeting and assist us in tabulating the votes.

What Is a "Broker Non-Vote" and How Does It Affect Voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a "broker non-vote", which occurs for proposals considered "non-routine" under NYSE rules. Your broker will, however, still be able to register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum and will be able to vote on "routine" proposals.

The "routine" proposals in this proxy statement are Proposals 3, 4, 5 and 6, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you. Proposals 1 and 2 are considered "non-routine" such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on these proposals.

What Is the Vote Required to Approve Each of the Proposals Discussed in the Proxy Statement?

The chart below summarizes the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual Meeting.

Proposals	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Appointment of Directors	Majority of Votes Cast	No	No effect	No effect
2. Advisory Vote on Executive Compensation	Majority of Votes Cast	No	No effect	No effect
3. Ratify the Appointment and Approve Remuneration of Auditors	Majority of Votes Cast	Yes	N/A	No effect
4. Grant Board Authority to Issue Shares	Majority of Votes Cast	Yes	N/A	No effect
5. Grant Board Authority to Opt-Out of Pre-emption Rights	75% of Votes Cast	Yes	N/A	No effect
6. Determination of Price Range for the Re-Allotment of Treasury Shares	75% of Votes Cast	Yes	N/A	No effect

There is no cumulative voting in the appointment of directors. The appointment of each director nominee will be considered and voted upon as a separate proposal. Proxies cannot be voted for a greater number of persons than the number of nominees named. If the proposal for the appointment of a director nominee does not receive the required majority of the votes cast, then the director will not be appointed and the position on the Board that would have been filled by the director nominee will become vacant; provided, however, that in the event Beth E. Mooney is not appointed, the size of the Board will remain at 11 directors and there will not be a vacancy with respect to the position on the Board that would have been filled by Ms. Mooney. The Board has the ability to fill the vacancy upon the recommendation of its Nominating & Governance Committee, in accordance with Accenture plc's Articles of Association, subject to re-appointment by Accenture plc's shareholders at the next annual general meeting of shareholders.

Who Will Pay for the Cost of This Proxy Solicitation?

Accenture will bear the costs of soliciting proxies from the holders of our Class A ordinary shares and Class X ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Accenture employees telephonically, electronically or by other means of communication, and by Morrow Sodali LLC, whom we have hired to assist in the solicitation of proxies. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Morrow Sodali LLC will receive a fee of $25,000, plus reasonable out-of-pocket costs and expenses, for its services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

Additional Information

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2021 Annual General Meeting of Shareholders to Be Held on February 3, 2021: The proxy statement, our Annual Report for the fiscal year ended August 31, 2020 and our Irish financial statements are available free of charge at www.proxyvote.com.

Householding of Shareholder Documents

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements with respect to 2 or more shareholders sharing the same address by delivering a single annual report and proxy statement or a single notice of internet availability of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding", reduces the volume of duplicate information received at households and helps to reduce costs. While the Company does not household, a number of brokerage firms with account holders who are Accenture shareholders have instituted householding. Once a shareholder has consented or receives notice from his or her broker that the broker will be householding materials to the shareholder's address, householding will continue until the shareholder is notified otherwise or until one or more of the shareholders revokes his or her consent. If your notice of internet availability of proxy materials or your annual report and proxy statement, as applicable, have been household and you wish to receive separate copies of these documents now and/or in the future, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, you may notify your broker. You can also request and the Company will promptly deliver a separate copy of the Notice of Internet Availability or the Proxy Materials by writing or calling our Investor Relations Group at the following address, telephone number or e-mail address: Accenture, Investor Relations, 888 Boylston Street, 12th Floor, Boston, Massachusetts 02199, USA; telephone number, +1 (703) 948-5162 in the United States and Puerto Rico, and +(353) (1) 407-8203 outside the United States and Puerto Rico; or e-mail, investor.relations@accenture.com.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2022 is expected to be held in February 2022. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 to be included in the proxy statement for that meeting must be received by us by August 12, 2021. If you would like to submit a shareholder proposal to be included in those proxy materials, you should send your proposal to our General Counsel and Corporate Secretary, c/o Accenture, 161 N. Clark Street, Chicago, Illinois 60601, USA. In order for your proposal to be included in the proxy statement, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to propose a person for appointment as a director not less than 120 nor more than 150 days before the first anniversary of the date of the proxy statement for our prior year's annual general meeting ("traditional advance notice"). In addition, shareholders have the right, subject to certain terms and conditions, to have their nominee included in our proxy materials for the applicable Annual Meeting ("proxy access"). Subject to our Articles of Association, any notice of an intention to nominate a person for appointment as a director pursuant to traditional advance notice or proxy access must be received by our General Counsel and Corporate Secretary on or after July 13, 2021 but no later than August 12, 2021. Unless a shareholder who wishes to present a proposal at the Annual Meeting (other than a proposal to appoint a person as a director outlined above) outside the processes of Rule 14a-8 of the Exchange Act has submitted such proposal to us by the close of business on October 26, 2021, subject to applicable rules, we will have discretionary authority to vote on any such proposal with respect to all proxies submitted to us even when we do not include in our proxy statement advice on the nature of the matter and how we intend to exercise our discretion to vote on the matter.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Accenture's principal executive office a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within 2 months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of 3 months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

About Accenture

Accenture is a global professional services company with leading capabilities in digital, cloud and security. Combining unmatched experience and specialized skills across more than 40 industries, we offer Strategy and Consulting, Interactive, Technology and Operations services—all powered by the world's largest network of Advanced Technology and Intelligent Operations centers. Our 506,000 people deliver on the promise of technology and human ingenuity every day, serving clients in more than 120 countries. We embrace the power of change to create value and shared success for our clients, people, shareholders, partners and communities.

Accenture plc is organized under the laws of Ireland and maintains its principal executive office in Ireland at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. Our telephone number in Ireland is +(353) (1) 646-2000. You may contact our Investor Relations Group by telephone in the United States and Puerto Rico at +1 (703) 948-5162 and outside the United States and Puerto Rico at +(353) (1) 407-8203; by e-mail at investor.relations@accenture.com; or by mail at Accenture, Investor Relations, 888 Boylston Street, 12th Floor, Boston, Massachusetts 02199, USA.

Our website address is www.accenture.com. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (http://investor.accenture.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, including our proxy statements and reports filed by officers and directors under section 16(a) of the Exchange Act, as well as our Code of Business Ethics, our Corporate Governance Guidelines and the charters of each of the Board's committees. **You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at Accenture, Investor Relations, 888 Boylston Street, 12th Floor, Boston, Massachusetts 02199, USA. We do not intend for information contained on our website to be part of this proxy statement.**

In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Accenture, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Reconciliation of GAAP Measures to Non-GAAP Measures

In this proxy statement, Accenture discloses the following non-GAAP financial measures:

- **Revenues.** Percentage changes in revenues on a local currency basis. Financial results in local currency are calculated by restating current-period activity into U.S. dollars using the comparable prior-year period's foreign currency exchange rates. This approach is used for all results where the functional currency is not the U.S. dollar. Accenture's management believes that information regarding changes in its revenues that excludes the effect of fluctuations in foreign currency exchange rates facilitates meaningful comparison of its revenues.

- **Earnings Per Share.** Earnings per share for fiscal 2020, excluding gains related to our investment in Duck Creek Technologies; and earnings per share for fiscal 2017, excluding the pension settlement charge. Accenture's management believes that information regarding the effects of the investment gains and pension settlement charge facilitates understanding as to both the impact of these items and Accenture's financial performance.

- **Free Cash Flow.** Free cash flow (defined as operating cash flow net of property and equipment additions). Accenture's management believes that this information provides meaningful additional information regarding Accenture's liquidity.

While Accenture's management believes that this non-GAAP financial information is useful in evaluating Accenture's operations, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Reconciliation of GAAP Measures to Non-GAAP Measures

	Year Ended August 31, 2020		
(in thousands of U.S. dollars, except per share amounts)	As Reported (GAAP)	Investment Gains[1]	Adjusted (Non-GAAP)
Income before income taxes	$6,774,331	($332,074)	$6,442,257
Income tax expense	1,589,018	(52,407)	1,536,611
Net income	$5,185,313	($279,667)	$4,905,646
Effective tax rate	23.5%		23.9%
Diluted earnings per share	$7.89	($0.43)	$7.46

(1) Represents gains related to our investment in Duck Creek Technologies.

	Year Ended August 31, 2017		
(in thousands of U.S. dollars, except per share amounts)	As Reported (GAAP)	Pension Settlement Charge[1]	Adjusted (Non-GAAP)
Income before income taxes	$4,616,032	$509,793	$5,125,825
Income tax expense	981,100	198,219	1,179,319
Net income	$3,634,932	$311,574	$3,946,506
Effective tax rate	21.3%		23.0%
Diluted earnings per share	$5.44	$0.47	$5.91

(1) Represents pension settlement charge related to the termination of our U.S. pension plan.

Forward-looking Statements

This proxy statement contains forward-looking statements within the meaning of section 27A of the Securities Act, as amended, and section 21E of the Exchange Act. Words such as "may," "will," "should," "likely," "expects," "intends," "believes," "estimates," "positioned," "continues," "maintain," "remain," "recurring" and similar expressions are used to identify these forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. For a more detailed discussion of these factors, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Form 10-K filed with the SEC. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to update them.

December 10, 2020

FORTUNE's World's Most Admired Companies

No. 1 in our industry for 7 years, marking 18 consecutive years on list

Ethisphere's World's Most Ethical Companies

13 consecutive years

Fast Company's Most Innovative Companies

2 consecutive years

Interbrand's Best Global Brands

No. 31, marking 19 consecutive years

Forbes' Global 2000

No. 205, marking 17 consecutive years

FORTUNE's Global 500

No. 279, marking 19 consecutive years

Barron's Most Sustainable International Companies

Among Top 2 for 2 consecutive years

Dow Jones Sustainability Index North America and FTSE4Good Global Index

Since 2005

CDP's Climate Change "A List"

5 years

Awards & Recognition

Refinitiv Diversity & Inclusion Index

Among Top 3 for 3 consecutive years

Human Rights Campaign's Corporate Equality Index

In Chile, Mexico and U.S.

Business Today/People Strong's Best Companies to Work For in India

Among Top 5 for 7 consecutive years

Great Place to Work/ FORTUNE's 100 Best Companies to Work For

In Japan, Mexico, U.K. and U.S.

Stonewall Global Workplace Equality Index

6 consecutive years

Disability Equality Index

4 consecutive years

Apertura Mejores Empleadores in Argentina

7 consecutive years

Randstad's Most Attractive Employers in Greater China

3 consecutive years

South African Workplace Equality Index

Achieved Gold status

